SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 24, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange dated October 24, 2019

•                  Interim Report for Q3 and January-September 2019

Interim Report for Q3 and January-September 2019 [FULL REPORT ATTACHED TO THE STOCK EXCHANGE RELEASE]

INTERIM REPORT

October 24, 2019

Nokia Corporation

Interim report
October 24, 2019 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q3 and January-September 2019

Solid Q3 and expected strong Q4; Lowering full year 2019 and full year 2020 outlook due to margin pressure and additional investment needs

•                  Strong performance in Nokia Software, Nokia Enterprise and IP routing

•                  5G momentum continues; 48 deals and 15 live networks launched

•                  Dividend payments paused to increase investments in 5G and strategic focus areas and to strengthen cash position

•                  Long term target operating margin of 12-14% supported by our end-to-end portfolio, diversification and patent licensing

This is a summary of the Nokia Corporation financial report for Q3 and January-September 2019 published today. The complete financial report for Q3 and January-September 2019 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

RAJEEV SURI, PRESIDENT AND CEO, ON Q3 2019 RESULTS

Nokia delivered a solid third quarter, with positive free cash flow; widespread sales growth; solid operating margin; strong performances in Nokia Enterprise, Nokia Software and IP Routing; and good progress towards meeting our 2019 cost reduction goals. We are proud to have launched 15 live 5G networks with customers, including Sprint, Verizon, AT&T and T-Mobile in the US; Vodafone Italy and Zain in Saudi Arabia; as well as SKT, KT and LGU+ in Korea.

Many of our businesses are performing well and we expect Q4 to be strong, with a robust operating margin and an increase in net cash of approximately EUR 1.2 billion. At the same time, some of the risks that we flagged previously related to the initial phase of 5G are now materializing. In particular, our Q3 gross margin was impacted by product mix; a high cost level associated with our first generation 5G products; profitability challenges in China; pricing pressure in early 5G deals; and uncertainty related to the announced operator merger in North America.

We expect that we will be able to progressively mitigate these issues over the course of next year. To do so, we will increase investment in 5G in order to accelerate product roadmaps and product cost

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reductions, and in the digitalization of internal processes to improve overall productivity. We will also continue to invest in our enterprise and software businesses, which are developing rapidly and performing well. Given these investments and the risks we see materializing, we are adjusting our targets for full-year 2019 and 2020; and we expect our recovery to drive improvement in our 2021 financial performance relative to 2020.

I am confident that our strategy remains the right one. We continue to focus on leadership in high-performance end-to-end networks with Communication Service Providers; strong growth in enterprise; strengthening our software business; and diversification of licensing into IoT and consumer electronics.

As I look to the future, it is clear to me that Nokia has some unique advantages. We have a powerful, end-to-end portfolio that allows us to benefit from 5G investments across all network domains. We have a demonstrated ability to drive value and cash flow through product leadership. We have successful diversification into enterprise and software well underway. We have a large patent licensing business that is sustainable and cash generative over time, with opportunities to enter new growth segments. We have meaningful opportunities to drive further cost reductions through digitalization and automation.

These advantages give me confidence in our ability to create value for our shareholders and achieve our longer-term operating margin target.

Q3 2019 and January-September 2019 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 13, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1-Q3’19	Q1- Q3’18	YoY change		Constant currency YoY change
Net sales	5 686	5 458	4%		1%	16 412	15 695	5%		2%
Operating profit/(loss)	264	(54)				(318)	(611)
Operating margin %	4.6%	(1.0)%	560	bps		(1.9)%	(3.9)%	200	bps
EPS, diluted	0.01	(0.02)				(0.10)	(0.13)
Operating profit/(loss) (non-IFRS)	478	487	(2)%			869	1 060	(18)%
Operating margin % (non-IFRS)	8.4%	8.9%	(50	)bps		5.3%	6.7%	(140	)bps
EPS, diluted (non-IFRS)	0.05	0.06	(17)%			0.07	0.10	(30)%
Net cash and current financial investments(1)	344	1 879	(82)%			344	1 879	(82)%

(1)Net cash and current financial investments does not include lease liabilities.

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•                  Net sales in Q3 2019 were EUR 5.7 billion, compared to EUR 5.5 billion in Q3 2018. On a constant currency basis, net sales increased 1%. Our solid overall topline performance was driven by improved industry demand and the competitiveness of our end-to-end portfolio, with growth across four out of six regions and all customer types.

•                  Non-IFRS diluted EPS in Q3 2019 was EUR 0.05, compared to EUR 0.06 in Q3 2018, primarily driven by lower gross profit in Networks and a net negative fluctuation in financial income and expenses. This was partially offset by higher gross profit in Nokia Software and continued progress related to Nokia’s cost savings program, which resulted in lower operating expenses across Networks, Nokia Software and Nokia Technologies.

•                  Reported diluted EPS in Q3 2019 was EUR 0.01, compared to negative EUR 0.02 in Q3 2018, primarily driven by continued progress related to Nokia’s cost savings program and a gain on defined benefit plan amendments, partially offset by higher income taxes.

•                  In Q3 2019, net cash and current financial investments decreased sequentially by approximately EUR 160 million. Within this, we generated positive net cash from operating activities, which partially offset cash outflows from investing and financing activities, including the payment of the quarterly dividend.

•                  Full year 2019 and full year 2020 outlook lowered primarily due to margin pressure, additional 5G investments and additional digitalization investments.

NOKIA’S LONGER TERM VALUE DRIVERS

1. Unique end-to-end portfolio

Nokia’s unique end-to-end portfolio will drive stronger share of wallet with service provider and enterprise customers. Portfolio allows Nokia to benefit from virtuous 5G investment cycle in multiple capital expenditure domains (mobile access, fixed access, IP routing, optical networks and software).

2. Value through product leadership

Nokia has a demonstrated ability to create value and drive cash flow through product leadership. Examples include FP4-based routing and PSE-3 based optical products, best-performing 4G networks, automated services, leading small cell and fixed wireless access portfolio.

3. Successful diversification strategy

Nokia’s successful diversification into high growth enterprise business and medium growth software business is well underway. Both are meaningfully accretive opportunities for our margins, as well as our cash position.

4. Sustainable patent licensing

Nokia’s strong and constantly growing patent portfolio provides long-term, highly profitable and cash generative opportunities, including extension into new segments, including multiple IoT verticals and consumer electronics.

5. Structural cost reductions

Nokia has identified additional opportunities for meaningful cost reductions spanning both cost of sales and operating expenses, which will also help to drive improved cash performance. Opportunities include: reductions enabled by digitalization and automation of processes, product cost innovation (such as System on Chip in

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mobile, common software foundation in Nokia Software), ongoing R&D efficiencies and related site consolidation and improved product serviceability.

DIVIDEND

Beginning with the distribution for the financial year 2018, Nokia started paying dividends in quarterly instalments. Under the authorization by the Annual General Meeting held on May 21, 2019, the Board of Directors may resolve an aggregate maximum annual distribution of EUR 0.20 per share to be paid quarterly during the authorization period, unless the Board decides otherwise for a justified reason. On the same day, the Board resolved to distribute EUR 0.05 per share as the first instalment of the dividend. On July 25, 2019, the Board resolved to distribute EUR 0.05 per share as the second instalment of the dividend.

On October 24, 2019, the Board resolved to not distribute the third and fourth quarterly instalments of the dividend for the financial year 2018, in order to: a) guarantee Nokia’s ability to increase 5G investments, b) continue investing in growth in strategic focus areas of enterprise and software and c) strengthen Nokia’s cash position. This is in accordance with Nokia’s dividend policy, which states that dividend decisions are made taking into account Nokia’s cash position and expected cash flow generation. Over the long term, Nokia continues to target to deliver an earnings-based dividend. The Board will seek a dividend authorization from the next Annual General Meeting, and will continue to review dividend distributions on a quarterly basis. The Board expects to resume dividend distributions after Nokia’s net cash position improves to approximately EUR 2 billion.

OUTLOOK

Full Year 2019	Metric

Non-IFRS diluted earnings per share	EUR 0.21 plus or minus 3 cents (updated from EUR 0.25 - 0.29), which mathematically implies a Q4 2019 non-IFRS diluted EPS midpoint of approximately EUR 0.135

Non-IFRS operating margin	8.5% plus or minus 1 percentage point (updated from 9 - 12%), which mathematically implies a Q4 2019 non-IFRS operating margin midpoint of approximately 16.5%

Recurring free cash flow(1)	Somewhat negative (updated from slightly positive), which mathematically implies a sequential increase in net cash to approximately EUR 1.5 billion at the end of 2019

Full Year 2020

Non-IFRS diluted earnings per share	EUR 0.25 plus or minus 5 cents (updated from EUR 0.37 - 0.42)

Non-IFRS operating margin	9.5% plus or minus 1.5 percentage points (updated from 12 - 16%)

Recurring free cash flow(1)	Positive (updated from clearly positive)

Long term (3 to 5 years)

Non-IFRS operating margin	12 – 14% (new)

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Annual distribution to shareholders

An earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1)Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Key drivers of Nokia’s outlook

Net sales and operating margin for Networks and Nokia Software are expected to be influenced by factors including:

•                  Our expectation that we will perform approximately in-line with our primary addressable market in full year 2019 and full year 2020, as we further prioritize profitability and cash, while continuing to drive growth in our Nokia Software and Nokia Enterprise businesses. (This is an update to earlier commentary to outperform our primary addressable market in full year 2019 and over the longer-term.) On a constant currency basis, we expect our primary addressable market to grow slightly in full year 2019, and for growth to continue in full year 2020;

•                  Competitive intensity has increased in some accounts as some competitors seek to take share in the early stage of 5G, which is particularly impacting Mobile Access. (This is an update to earlier commentary that competitive intensity could increase);

•                  Additional 5G investments focused on accelerating our product roadmaps and cost competitiveness. Investment areas include System on Chip based 5G hardware, including diversifying and strengthening the related supplier base (new commentary);

•                  Additional digitalization investments focused on driving automation and productivity, including further simplification of IT tools and operational processes (new commentary);

•                  Temporary capital expenditure constraints in North America related to customer merger activity, as well as other potential mergers or acquisitions by our customers (This is an update to earlier commentary for potential mergers or acquisitions by our customers);

•                  The timing of completions and acceptances of certain projects, particularly related to 5G. Based on the evolving readiness of the 5G ecosystem and the staggered nature of 5G rollouts in lead countries, we expect full year 2019 will have seasonality characterized by a particularly weak first quarter, a strong second quarter, a solid third quarter and an expected strong fourth quarter (This is an update to earlier commentary for an expected soft third quarter and an expected particularly strong fourth quarter);

•                  Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•                  Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program;

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•                  Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products (This is an update to our earlier commentary, providing additional details); and

•                  Macroeconomic, industry and competitive dynamics.

Net sales and operating margin for Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•                  Nokia’s recurring free cash flow is expected to improve over the longer-term due to lower cash outflows related to restructuring and network equipment swaps and improved operational results over time;

•                  Non-IFRS financial income and expenses to be an expense of approximately EUR 400 million in full year 2019 and approximately EUR 350 million over the longer-term (This is an update to earlier commentary for non-IFRS financial income and expenses to be an expense of approximately EUR 350 million in full year 2019);

•                  Non-IFRS income taxes at a rate of approximately 28% in full year 2019 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•                  Cash outflows related to income taxes of approximately EUR 500 million in full year 2019 and approximately EUR 450 million over the longer term until our US or Finnish deferred tax assets are fully utilized. (This is an update to earlier commentary for cash outflows related to income taxes of approximately EUR 450 million in full year 2019); and

•                  Capital expenditures of approximately EUR 700 million in full year 2019 and approximately EUR 600 million over the longer-term.

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NOKIA FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1- Q3’19	Q1- Q3’18	YoY change		Constant currency YoY change
Net sales	5 686	5 458	4%		1%	16 412	15 695	5%		2%
Networks	4 434	4 265	4%		1%	12 770	12 129	5%		2%
Nokia Software	677	623	9%		5%	1 898	1 775	7%		3%
Nokia Technologies	358	351	2%		2%	1 112	1 077	3%		2%
Group Common and Other	236	236	0%		0%	720	768	(6)%		(6)%
Non-IFRS exclusions	(2)	(4)	(50)%			(29)	(13)	123%
Gross profit	1 969	2 019	(2)%			5 614	5 684	(1)%
Operating profit/(loss)	264	(54)				(318)	(611)	(48)%
Networks	128	178	(28)%			(7)	258	(103)%
Nokia Software	156	75	108%			286	117	144%
Nokia Technologies	294	290	1%			919	856	7%
Group Common and Other	(100)	(56)				(329)	(171)
Non-IFRS exclusions	(214)	(541)	(60)%			(1 187)	(1 671)	(29)%
Operating margin %	4.6%	(1.0)%	560	bps		(1.9)%	(3.9)%	200	bps
Gross profit (non-IFRS)	2 006	2 141	(6)%			5 765	6 120	(6)%
Operating profit/(loss) (non-IFRS)	478	487	(2)%			869	1 060	(18)%
Operating margin % (non-IFRS)	8.4%	8.9%	(50	)bps		5.3%	6.7%	(140	)bps
Financial income and expenses	(98)	(60)	63%			(326)	(224)	46%
Income taxes	(80)	(15)	433%			108	89	21%
Profit/(loss) for the period	87	(127)				(545)	(752)	(28)%
EPS, diluted	0.01	(0.02)	(150)%			(0.10)	(0.13)	(23)%
Financial income and expenses (non-IFRS)	(113)	(48)	135%			(291)	(247)	18%
Income taxes (non-IFRS)	(101)	(133)	(24)%			(161)	(275)	(41)%
Profit/(loss) for the period (non-IFRS)	267	309	(14)%			409	532	(23)%
EPS, diluted (non-IFRS)	0.05	0.06	(17)%			0.07	0.10	(30)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

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Net sales by region

EUR million	Q3’19	Q3’18	YoY change	Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change	Constant currency YoY change
Asia-Pacific	1 198	1 050	14%	9%	3 173	2 892	10%	6%
Europe	1 614	1 520	6%	6%	4 725	4 573	3%	3%
Greater China	425	540	(21)%	(23)%	1 374	1 543	(11)%	(12)%
Latin America	341	323	6%	2%	1 005	927	8%	6%
Middle East & Africa	402	432	(7)%	(9)%	1 257	1 310	(4)%	(6)%
North America	1 705	1 594	7%	2%	4 877	4 449	10%	4%
Total	5 686	5 458	4%	1%	16 412	15 695	5%	2%

Net sales by customer type

EUR million	Q3’19	Q3’18	YoY change	Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change	Constant currency YoY change
Communication service providers	4 780	4 632	3%	0%	13 742	13 111	5%	1%
Enterprise	333	256	30%	27%	910	796	14%	12%
Licensees	358	351	2%	2%	1 112	1 052	6%	4%
Other(1)	215	219	(2)%	(1)%	648	736	(12)%	(12)%
Total	5 686	5 458	4%	1%	16 412	15 695	5%	2%

(1) Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communications service providers and enterprise customers.

Our Nokia Enterprise business is performing well. Net sales to enterprise customers, excluding the third party integration business that we are exiting, grew 29% on a reported basis and 26% on a constant currency basis in Q3 2019, and grew 14% on a reported basis and 12% on a constant currency basis in the first nine months of 2019.

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Nokia, Q3 2019 compared to Q3 2018, non-IFRS

Nokia non-IFRS net sales grew 4% as our customers continued to invest in their networks in preparation for the rise in broadband traffic driven by 5G. On a constant currency basis, Nokia non-IFRS net sales grew 1%.

Our solid overall topline performance in Q3 2019 reflected improved industry demand and the competitiveness of our end-to-end portfolio, with growth across four out of six regions and all customer types. In Q3 2019, we continued to make progress with our strategy to diversify and grow, with strong performance in Nokia Software and with enterprise customers.

The strong growth in Nokia Software net sales was primarily due to the timing of completions and acceptances of certain projects. To a lesser extent, net sales also benefitted from Nokia Software’s improved product and go-to-market capabilities, with growth in both core networks and applications.

The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The overall decrease in Nokia non-IFRS gross profit was primarily due to lower gross margin in Networks. We experienced relatively high 5G product costs in Networks, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. This was partially offset by net sales growth in both Networks and Nokia Software, as well as higher gross margin in Nokia Software. In Q3 2019, Nokia non-IFRS gross profit benefitted from lower incentive accruals.

The decrease in Nokia non-IFRS operating profit was driven by the lower non-IFRS gross profit, partially offset by continued progress related to Nokia’s cost savings program. In Q3 2019, Nokia non-IFRS operating profit benefitted from lower incentive accruals.

Nokia, January-September 2019 compared to January-September 2018, reported

Nokia net sales grew 5% in the first nine months of 2019 as our customers continued to invest in their networks in preparation for the rise in broadband traffic driven by 5G. On a constant currency basis, Nokia net sales grew 2% in the first nine months of 2019. Excluding approximately EUR 80 million of one-time licensing net sales in the first nine months of 2019 and EUR 20 million in the first nine months of 2018, Nokia net sales grew 4%.

Our solid overall topline performance in the first nine months 2019 reflected improved industry demand and the competitiveness of our end-to-end portfolio, with growth across four out of six

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regions and all customer types. In the first nine months of 2019, we continued to make progress with our strategy to diversify and grow, with strong performance in Nokia Software and with enterprise customers.

The overall decrease in Nokia gross profit in the first nine months of 2019 was primarily due to lower gross margin in Networks. We experienced relatively high 5G product costs in Networks, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. This was partially offset by lower costs related to network equipment swaps, net sales growth in both Networks and Nokia Software, as well as higher gross margin in Nokia Software. In the first nine months of 2019, Nokia gross profit benefitted from lower incentive accruals.

The decrease in Nokia operating loss in the first nine months of 2019 was driven by continued progress related to Nokia’s cost savings program, a gain on defined benefit plan amendments and lower restructuring and associated charges, partially offset by the lower gross profit. In the first nine months of 2019, Nokia operating loss benefitted from lower incentive accruals.

CASH AND CASH FLOW IN Q3 2019

In Q3 2019, Nokia’s free cash flow was positive EUR 299 million, driven by:

•                  Adjusted net profit of EUR 769 million;

•                  Cash outflows related to net working capital primarily due to a decrease in liabilities, partially offset by a decrease in receivables;

•                  Continued cash outflows related to restructuring; and

•                  Capital expenditures and income taxes.

Nokia has established a free cash flow program to ensure company-wide focus on free cash flow and release of working capital, including project asset optimization, review of contract terms & conditions, as well as supply chain and inventory optimization. Senior leaders of Nokia have a significant part of their incentives tied to free cash flow improvement targets in 2019 and beyond.

EUR million, at end of period	Q3’19	Q2’19	QoQ change	Q4’18	YTD change
Total cash and current financial investments	4 824	4 788	1%	6 873	(30)%
Net cash and current financial investments(1)	344	502	(31)%	3 053	(89)%

(1) Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, “Net cash and current financial investments”, and note 13, “Performance measures”, in the “Financial statement information” section in this report.

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During the third quarter 2019, Nokia’s total cash and current financial investments (“total cash”) increased by EUR 36 million and Nokia’s net cash and current financial investments (“net cash”) decreased by EUR 158 million.

Foreign exchange rates had an approximately EUR 30 million negative impact on net cash.

In the third quarter 2019, net cash from operating activities was EUR 464 million:

•                  Nokia’s adjusted profit before changes in net working capital was EUR 769 million in the third quarter 2019.

•                  In the third quarter 2019, Nokia generated a decrease in net cash related to net working capital of approximately EUR 150 million. Excluding approximately EUR 100 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 50 million decrease in net cash related to net working capital. This decrease was due to a decrease in liabilities, partially offset by a decrease in receivables. Inventories were approximately flat in the quarter.

•                  The decrease in receivables was approximately EUR 390 million, and was primarily due to improved collections achieved through higher sale of receivables. In the normal course of business, to manage our credit risk and working capital cycle, Nokia sells trade receivables to various financial institutions without recourse.

•                  The decrease in liabilities was approximately EUR 440 million, and was primarily due to a decrease in deferred revenues and advance payments, a decrease in liabilities related to employee benefits and a decrease in accounts payable.

•                  In addition, cash taxes amounted to an outflow of approximately EUR 110 million.

•                  The implementation of IFRS 16 positively impacted our net cash used in operating activities and negatively impacted our net cash from financing activities, both by approximately EUR 60 million.

In the third quarter 2019, net cash used in investing activities primarily related to capital expenditures of approximately EUR 190 million.

In the third quarter 2019, net cash used in financing activities primarily related to paying the second quarterly instalment of the dividend and the withholding taxes related to the first instalment, totaling approximately EUR 320 million and lease payments of approximately EUR 60 million following the implementation of IFRS 16.

COST SAVINGS PROGRAM

We expect our most recent cost savings program to result in a net EUR 500 million reduction of non-IFRS operating expenses and production overheads (“fixed costs”) in full year 2020 compared to full year 2018, of which EUR 350 million is expected to come from operating expenses and EUR 150 million is expected to come from cost of sales. This reflects a EUR 150 million reduction in our expected operating expense savings and a EUR 50 million reduction in our expected cost of sales

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savings. The change from a net EUR 700 million reduction to a net EUR 500 million reduction is primarily due to our expectation to make additional 5G investments and additional digitalization investments.

Note that, since the announcement of our most recent cost savings program on October 25, 2018, net foreign exchange fluctuations have resulted in an increase in estimated full year 2020 fixed costs of approximately EUR 180 million, creating an additional headwind to achieve the earlier net reduction.

The following table summarizes the financial information related to our cost savings program as of the end of the third quarter 2019.

In EUR million, approximately(1)	Q3’19
Balance of restructuring and associated liabilities for prior programs	750
+ Charges in the quarter	70
- Cash outflows in the quarter	100
= Ending balance of restructuring and associated liabilities	720
of which restructuring provisions	520
of which other associated liabilities	200

Total expected restructuring and associated charges, related to our most recent cost savings program (rounded to the nearest EUR 50 million)	900
- Cumulative recorded	440
= Charges remaining to be recorded	460

Total expected restructuring and associated cash outflows (rounded to the nearest EUR 50 million)	1 550
- Cumulative recorded	340
= Cash outflows remaining to be recorded	1 210

(1)Balances related to previous restructuring and cost savings programs have been included as part of this cost savings program. At the beginning of Q1 2019, the balance of restructuring and associated liabilities related to prior cost savings programs was approximately EUR 630 million. This amount is included in the total expected restructuring and associated cash outflows of EUR 1 550 million, rounded to the nearest EUR 50 million, in addition to the approximately EUR 900 million of expected cash outflows related to our most recent cost savings program.

The table below includes future expectations related to our most recent cost savings program, as well as the remaining cash outflows related to our previous programs and network equipment swaps. Please note that we exclude the impact of lower incentive accruals from our definition of “Recurring annual cost savings”.

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In the first nine months of 2019, excluding the impact of the incentive accruals, we achieved approximately EUR 180 million of structural fixed costs savings, compared to the first nine months of 2018. Despite net foreign exchange fluctuations resulting in an increase in estimated full year 2019 fixed costs of approximately EUR 130 million, we are well on our way to meet the cost reduction targets for 2019.

	Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50 million	FY 2019	FY 2020	Beyond FY 2020	Total
Recurring annual cost savings	200	300	—	500
- operating expenses	150	200	—	350
- cost of sales	50	100	—	150
Restructuring and associated charges	500	400	—	900
Restructuring and associated cash outflows	550	450	550	1 550
Charges related to network equipment swaps	150	—	—	150
Cash outflows related to network equipment swaps	150	—	—	150

The expected timeline for the related cash outflows has been adjusted, with expected cash outflows in full year 2019 moving from EUR 700 million to EUR 550 million, expected cash outflows in full year 2020 moving from EUR 350 million to EUR 450 million and expected cash outflows beyond 2020 moving from EUR 500 million to EUR 550 million. The related restructuring charges are expected to total EUR 900 million.

OPERATIONAL HIGHLIGHTS

Nokia showed robust momentum in Q3 2019 across its key markets and around the globe, particularly in 5G, where Nokia’s technology is now present in all regions in the world.

In the first pillar of our strategy, leading in high-performance, end-to-end networks with communication service providers:

Nokia signed multiple 5G commercial agreements during the period and the total number of 5G commercial agreements is now 48. Over half include more than radio from our end-to-end 5G portfolio. Fifteen of those networks are now live, including Sprint and Verizon in the US.

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Nokia continued to strengthen its 5G foothold in Japan, where it was selected by KDDI as a primary partner to upgrade its network for 5G. Nokia also entered into a strategic agreement with Iliad for the deployment of its 5G network in France and Italy. In New Zealand, Nokia secured a deal with Vodafone New Zealand to deploy a 5G network in the country. The network, which will be launched in Auckland, Wellington, Christchurch and Queenstown in late 2019, will include Nokia’s AirScale radio access network, cloud-native core as well as design services, providing further proof of the strength of Nokia’s end-to-end portfolio. Nokia also deployed its 5G portfolio in Vietnam, where Viettel and Nokia broadcasted the country’s first end-to-end 5G trial network in Ho Chi Minh City.

Nokia further showcased its end-to-end 5G leadership with a new Future X Lab in Finland. The Lab will enable customers to experience Nokia’s full end-to-end portfolio of 5G equipment, software and services, allowing communications service providers, enterprises and infrastructure providers to learn and understand the techno-economic power of a 5G end-to-end network to better serve their customers and unleash new value.

Several 5G deals and trials, including Smart in the Philippines, Vodafone New Zealand and Viettel, involved IP Routing and Optical Networks products.

Further showcasing its market-leading technology within IP and Optical, Nokia completed the world’s first single-carrier terabit-per-second field trial, setting an optical transmission capacity record over Etisalat’s fibre network in the United Arab Emirates.

In Fixed Access, Nokia secured several Fiber To The Home (FTTH) deals with top-tier customers. After the end of the quarter, Nokia also announced it was teaming up with Telia Company to bring its 5G Fixed Wireless Access solution to customers across Finland.

In Q3 2019, Nokia was also recognized as a “Leader” in Managed Services by industry analyst firm GlobalData.

In the second pillar of our strategy, expanding network sales to select vertical markets needing high-performing, secure networks:

Nokia continued to strengthen its position with enterprises. Nokia worked with Telefónica Peru to enable automated, digital mining operations for Minera Las Bambas, one of the world’s largest copper mines. The five-year contract will see Nokia build, deploy and support a private LTE network 4 600 meters above sea level.

Nokia, NTT DOCOMO, INC. and OMRON Corporation agreed to conduct joint field trials using 5G at their plants and other production sites. As part of the trial, the partners will leverage 5G

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connectivity to prove the feasibility of a layout-free production line with Autonomous Mobile Robots (AMRs) as well as real-time coaching using AI/IoT.

Nokia was selected by RigNet to upgrade its microwave communications network which supports the mission-critical communication needs of its multiple oil and gas customers located in the Gulf of Mexico, covering more than 55,000 square miles. The network upgrade will see RigNet customers offered 4G LTE services with support for 5G services in the future.

In the third pillar of our strategy, developing a strong software business at scale:

Three UK and Nokia launched the world’s first 5G-ready fully integrated cloud core network. The new 5G-ready core network, which sits in a virtual environment, offers increased security, flexibility and cost savings, allowing Three to scale more quickly and efficiently and is a critical building block for Three to deliver the UK’s fastest 5G network.

Nokia also secured deals with major operators in North America as well as MTN of South Africa, Orange of France and Telefonica Brazil.

Just after the quarter ended, Analysys Mason ranked Nokia as the top telecom software provider by market share. According to Analysys Mason’s findings, Nokia is significantly improving its 5G-ready mobile network management offering by evolving it to be cloud-native and including value features that communication service providers find valuable, while also expanding the capabilities and commercial customers for its leading platforms.

In the fourth pillar of our strategy, now focused primarily on licensing:

Shortly after the quarter ended, Nokia announced it has declared more than 2 000 patent families to the European Telecommunications Standards Institute (ETSI) as essential for the 5G standard, reflecting its continuing leadership in cellular technology R&D and standardization.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets, and any mathematical analysis derived from such expectations and targets, regarding financial performance, results, the timing of

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receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market; market developments, general economic conditions and structural change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout of software and other new products, including 5G; M) expectation regarding our customers’ future capital expenditure constraints; and N) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2)

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general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax

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assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on October 24, 2019.

•                  Nokia plans to publish its fourth quarter and full year 2019 results on February 6, 2020.

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our

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customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

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Interim Report for Q3 and January-September 2019

Solid Q3 and expected strong Q4; Lowering full year 2019 and full year 2020 outlook due to margin pressure and additional investment needs

•                  Strong performance in Nokia Software, Nokia Enterprise and IP routing

•                  5G momentum continues; 48 deals and 15 live networks launched

•                  Dividend payments paused to increase investments in 5G and strategic focus areas and to strengthen cash position

•                  Long term target operating margin of 12-14% supported by our end-to-end portfolio, diversification and patent licensing

Rajeev Suri, President and CEO, on Q3 2019 results

Nokia delivered a solid third quarter, with positive free cash flow; widespread sales growth; solid operating margin; strong performances in Nokia Enterprise, Nokia Software and IP Routing; and good progress towards meeting our 2019 cost reduction goals. We are proud to have launched 15 live 5G networks with customers, including Sprint, Verizon, AT&T and T-Mobile in the US; Vodafone Italy and Zain in Saudi Arabia; as well as SKT, KT and LGU+ in Korea.

Many of our businesses are performing well and we expect Q4 to be strong, with a robust operating margin and an increase in net cash of approximately EUR 1.2 billion. At the same time, some of the risks that we flagged previously related to the initial phase of 5G are now materializing. In particular, our Q3 gross margin was impacted by product mix; a high cost level associated with our first generation 5G products; profitability challenges in China; pricing pressure in early 5G deals; and uncertainty related to the announced operator merger in North America.

We expect that we will be able to progressively mitigate these issues over the course of next year. To do so, we will increase investment in 5G in order to accelerate product roadmaps and product cost reductions, and in the digitalization of internal processes to improve overall productivity. We will also continue to invest in our enterprise and software businesses, which are developing rapidly and performing well. Given these investments and the risks we see materializing, we are adjusting our targets for full-year 2019 and 2020; and we expect our recovery to drive improvement in our 2021 financial performance relative to 2020.

I am confident that our strategy remains the right one. We continue to focus on leadership in high-performance end-to-end networks with Communication Service Providers; strong growth in enterprise; strengthening our software business; and diversification of licensing into IoT and consumer electronics.

As I look to the future, it is clear to me that Nokia has some unique advantages. We have a powerful, end-to-end portfolio that allows us to benefit from 5G investments across all network domains. We have a demonstrated ability to drive value and cash flow through product leadership. We have successful diversification into enterprise and software well underway. We have a large patent licensing business that is sustainable and cash generative over time, with opportunities to enter new growth segments. We have meaningful opportunities to drive further cost reductions through digitalization and automation.

October 24, 2019

These advantages give me confidence in our ability to create value for our shareholders and achieve our longer-term operating margin target.

Q3 2019 and January-September 2019 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 13, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change		Constant currency YoY change
Net sales	5 686	5 458	4%		1%	16 412	15 695	5%		2%
Operating profit/(loss)	264	(54)				(318)	(611)
Operating margin %	4.6%	(1.0)%	560	bps		(1.9)%	(3.9)%	200	bps
EPS, diluted	0.01	(0.02)				(0.10)	(0.13)
Operating profit/(loss) (non-IFRS)	478	487	(2)%			869	1 060	(18)%
Operating margin % (non-IFRS)	8.4%	8.9%	(50	)bps		5.3%	6.7%	(140	)bps
EPS, diluted (non-IFRS)	0.05	0.06	(17)%			0.07	0.10	(30)%
Net cash and current financial investments(1)	344	1 879	(82)%			344	1 879	(82)%

(1) Net cash and current financial investments does not include lease liabilities.

•             Net sales in Q3 2019 were EUR 5.7 billion, compared to EUR 5.5 billion in Q3 2018. On a constant currency basis, net sales increased 1%. Our solid overall topline performance was driven by improved industry demand and the competitiveness of our end-to-end portfolio, with growth across four out of six regions and all customer types.

•             Non-IFRS diluted EPS in Q3 2019 was EUR 0.05, compared to EUR 0.06 in Q3 2018, primarily driven by lower gross profit in Networks and a net negative fluctuation in financial income and expenses. This was partially offset by higher gross profit in Nokia Software and continued progress related to Nokia’s cost savings program, which resulted in lower operating expenses across Networks, Nokia Software and Nokia Technologies.

•             Reported diluted EPS in Q3 2019 was EUR 0.01, compared to negative EUR 0.02 in Q3 2018, primarily driven by continued progress related to Nokia’s cost savings program and a gain on defined benefit plan amendments, partially offset by higher income taxes.

•             In Q3 2019, net cash and current financial investments decreased sequentially by approximately EUR 160 million. Within this, we generated positive net cash from operating activities, which partially offset cash outflows from investing and financing activities, including the payment of the quarterly dividend.

•             Full year 2019 and full year 2020 outlook lowered primarily due to margin pressure, additional 5G investments and additional digitalization investments.

Nokia’s longer term value drivers

1. Unique end-to-end portfolio

Nokia’s unique end-to-end portfolio will drive stronger share of wallet with service provider and enterprise customers. Portfolio allows Nokia to benefit from virtuous 5G investment cycle in multiple capital expenditure domains (mobile access, fixed access, IP routing, optical networks and software).

2. Value through product leadership

Nokia has a demonstrated ability to create value and drive cash flow through product leadership. Examples include FP4-based routing and PSE-3 based optical products, best-performing 4G networks, automated services, leading small cell and fixed wireless access portfolio.

3. Successful diversification strategy

Nokia’s successful diversification into high growth enterprise business and medium growth software business is well underway. Both are meaningfully accretive opportunities for our margins, as well as our cash position.

4. Sustainable patent licensing

Nokia’s strong and constantly growing patent portfolio provides long-term, highly profitable and cash generative opportunities, including extension into new segments, including multiple IoT verticals and consumer electronics.

5. Structural cost reductions

Nokia has identified additional opportunities for meaningful cost reductions spanning both cost of sales and operating expenses, which will also help to drive improved cash performance. Opportunities include: reductions enabled by digitalization and automation of processes, product cost innovation (such as System on Chip in mobile, common software foundation in Nokia Software), ongoing R&D efficiencies and related site consolidation and improved product serviceability.

Dividend

Beginning with the distribution for the financial year 2018, Nokia started paying dividends in quarterly instalments. Under the authorization by the Annual General Meeting held on May 21, 2019, the Board of Directors may resolve an aggregate maximum annual distribution of EUR 0.20 per share to be paid quarterly during the authorization period, unless the Board decides otherwise for a justified reason. On the same day, the Board resolved to distribute EUR 0.05 per share as the first instalment of the dividend. On July 25, 2019, the Board resolved to distribute EUR 0.05 per share as the second instalment of the dividend.

On October 24, 2019, the Board resolved to not distribute the third and fourth quarterly instalments of the dividend for the financial year 2018, in order to: a) guarantee Nokia’s ability to increase 5G investments, b) continue investing in growth in strategic focus areas of enterprise and software and c) strengthen Nokia’s cash position. This is in accordance with Nokia’s dividend policy, which states that dividend decisions are made taking into account Nokia’s cash position and expected cash flow generation. Over the long term, Nokia continues to target to deliver an earnings-based dividend. The Board will seek a dividend authorization from the next Annual General Meeting, and will continue to review dividend distributions on a quarterly basis. The Board expects to resume dividend distributions after Nokia’s net cash position improves to approximately EUR 2 billion.

Outlook

Full Year 2019	Metric

Non-IFRS diluted earnings per share	EUR 0.21 plus or minus 3 cents (updated from EUR 0.25 - 0.29), which mathematically implies a Q4 2019 non-IFRS diluted EPS midpoint of approximately EUR 0.135

Non-IFRS operating margin	8.5% plus or minus 1 percentage point (updated from 9 - 12%), which mathematically implies a Q4 2019 non-IFRS operating margin midpoint of approximately 16.5%

Recurring free cash flow(1)	Somewhat negative (updated from slightly positive), which mathematically implies a sequential increase in net cash to approximately EUR 1.5 billion at the end of 2019

Full Year 2020

Non-IFRS diluted earnings per share	EUR 0.25 plus or minus 5 cents (updated from EUR 0.37 - 0.42)

Non-IFRS operating margin	9.5% plus or minus 1.5 percentage points (updated from 12 - 16%)

Recurring free cash flow(1)	Positive (updated from clearly positive)

Long term (3 to 5 years)

Non-IFRS operating margin	12 – 14% (new)

Annual distribution to shareholders

An earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1) Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Key drivers of Nokia’s outlook

Net sales and operating margin for Networks and Nokia Software are expected to be influenced by factors including:

•                  Our expectation that we will perform approximately in-line with our primary addressable market in full year 2019 and full year 2020, as we further prioritize profitability and cash, while continuing to drive growth in our Nokia Software and Nokia Enterprise businesses. (This is an update to earlier commentary to outperform our primary addressable market in full year 2019 and over the longer-term.) On a constant currency basis, we expect our primary addressable market to grow slightly in full year 2019, and for growth to continue in full year 2020;

•                  Competitive intensity has increased in some accounts as some competitors seek to take share in the early stage of 5G, which is particularly impacting Mobile Access. (This is an update to earlier commentary that competitive intensity could increase);

•                  Additional 5G investments focused on accelerating our product roadmaps and cost competitiveness. Investment areas include System on Chip based 5G hardware, including diversifying and strengthening the related supplier base (new commentary);

•                  Additional digitalization investments focused on driving automation and productivity, including further simplification of IT tools and operational processes (new commentary);

•                  Temporary capital expenditure constraints in North America related to customer merger activity, as well as other potential mergers or acquisitions by our customers (This is an update to earlier commentary for potential mergers or acquisitions by our customers);

•                  The timing of completions and acceptances of certain projects, particularly related to 5G. Based on the evolving readiness of the 5G ecosystem and the staggered nature of 5G rollouts in lead countries, we expect full year 2019 will have seasonality characterized by a particularly weak first quarter, a strong second quarter, a solid third quarter and an expected strong fourth quarter (This is an update to earlier commentary for an expected soft third quarter and an expected particularly strong fourth quarter);

•                  Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•                  Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program;

•                  Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products (This is an update to our earlier commentary, providing additional details); and

•                  Macroeconomic, industry and competitive dynamics.

Net sales and operating margin for Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•                  Nokia’s recurring free cash flow is expected to improve over the longer-term due to lower cash outflows related to restructuring and network equipment swaps and improved operational results over time;

•                  Non-IFRS financial income and expenses to be an expense of approximately EUR 400 million in full year 2019 and approximately EUR 350 million over the longer-term (This is an update to earlier commentary for non-IFRS financial income and expenses to be an expense of approximately EUR 350 million in full year 2019);

•                  Non-IFRS income taxes at a rate of approximately 28% in full year 2019 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•                  Cash outflows related to income taxes of approximately EUR 500 million in full year 2019 and approximately EUR 450 million over the longer term until our US or Finnish deferred tax assets are fully utilized. (This is an update to earlier commentary for cash outflows related to income taxes of approximately EUR 450 million in full year 2019); and

•                  Capital expenditures of approximately EUR 700 million in full year 2019 and approximately EUR 600 million over the longer-term.

Nokia financial results

EUR million (except for EPS in EUR)	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1- Q3’19	Q1- Q3’18	YoY change		Constant currency YoY change
Net sales	5 686	5 458	4%		1%	16 412	15 695	5%		2%
Networks	4 434	4 265	4%		1%	12 770	12 129	5%		2%
Nokia Software	677	623	9%		5%	1 898	1 775	7%		3%
Nokia Technologies	358	351	2%		2%	1 112	1 077	3%		2%
Group Common and Other	236	236	0%		0%	720	768	(6)%		(6)%
Non-IFRS exclusions	(2)	(4)	(50)%			(29)	(13)	123%
Gross profit	1 969	2 019	(2)%			5 614	5 684	(1)%
Operating profit/(loss)	264	(54)				(318)	(611)	(48)%
Networks	128	178	(28)%			(7)	258	(103)%
Nokia Software	156	75	108%			286	117	144%
Nokia Technologies	294	290	1%			919	856	7%
Group Common and Other	(100)	(56)				(329)	(171)
Non-IFRS exclusions	(214)	(541)	(60)%			(1 187)	(1 671)	(29)%
Operating margin %	4.6%	(1.0)%	560	bps		(1.9)%	(3.9)%	200	bps
Gross profit (non-IFRS)	2 006	2 141	(6)%			5 765	6 120	(6)%
Operating profit/(loss) (non-IFRS)	478	487	(2)%			869	1 060	(18)%
Operating margin % (non-IFRS)	8.4%	8.9%	(50	)bps		5.3%	6.7%	(140	)bps
Financial income and expenses	(98)	(60)	63%			(326)	(224)	46%
Income taxes	(80)	(15)	433%			108	89	21%
Profit/(loss) for the period	87	(127)				(545)	(752)	(28)%
EPS, diluted	0.01	(0.02)	(150)%			(0.10)	(0.13)	(23)%
Financial income and expenses (non-IFRS)	(113)	(48)	135%			(291)	(247)	18%
Income taxes (non-IFRS)	(101)	(133)	(24)%			(161)	(275)	(41)%
Profit/(loss) for the period (non-IFRS)	267	309	(14)%			409	532	(23)%
EPS, diluted (non-IFRS)	0.05	0.06	(17)%			0.07	0.10	(30)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

Amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software

Nokia is providing additional adjusted financial disclosure for its Networks and Nokia Software reportable segments, with amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software. In addition to Nokia’s primary financial disclosures, this reflects Nokia’s strategy, organizational structure and the way it evaluates operational performance and allocates resources, is in accordance with industry practice and improves comparability with peer companies.

If we would have reported amounts related to licensing and Nokia Bell Labs as part of Networks and Nokia Software, our Q3 2019 Networks operating margin would have been 7.2% instead of 2.9%, and our Q3 2019 Nokia Software operating margin would have been 26.4% instead of 23.0%.

	Q3’19 Before	Allocations		Q3’19 After	Q3’18 After
	allocations	Licensing	Nokia Bell Labs	allocations	allocations
Net sales (EUR million)
Networks	4 434	305	2	4 740	4 565
Nokia Software	677	54		731	676
Nokia Technologies	358	(358)		0	0
Group Common and Other	236		(2)	235	234
Eliminations	(17)			(17)	(14)
Non-IFRS total	5 688	0	0	5 688	5 461
Operating Profit (EUR million)
Networks	128	250	(38)	340	384
Nokia Software	156	44	(6)	193	111
Nokia Technologies	294	(294)		0	0
Group Common and Other	(100)		44	(56)	(8)
Non-IFRS total	478	0	0	478	487
Operating Margin %
Networks	2.9%			7.2%	8.4%
Nokia Software	23.0%			26.4%	16.4%
Nokia Technologies	82.1%
Group Common and Other	(42.4)%			(23.8)%	(3.4)%
Non-IFRS total	8.4%			8.4%	8.9%

Net sales by region

EUR million	Q3’19	Q3’18	YoY change	Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change	Constant currency YoY change
Asia-Pacific	1 198	1 050	14%	9%	3 173	2 892	10%	6%
Europe	1 614	1 520	6%	6%	4 725	4 573	3%	3%
Greater China	425	540	(21)%	(23)%	1 374	1 543	(11)%	(12)%
Latin America	341	323	6%	2%	1 005	927	8%	6%
Middle East & Africa	402	432	(7)%	(9)%	1 257	1 310	(4)%	(6)%
North America	1 705	1 594	7%	2%	4 877	4 449	10%	4%
Total	5 686	5 458	4%	1%	16 412	15 695	5%	2%

Net sales by customer type

EUR million	Q3’19	Q3’18	YoY change	Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change	Constant currency YoY change
Communication service providers	4 780	4 632	3%	0%	13 742	13 111	5%	1%
Enterprise	333	256	30%	27%	910	796	14%	12%
Licensees	358	351	2%	2%	1 112	1 052	6%	4%
Other(1)	215	219	(2)%	(1)%	648	736	(12)%	(12)%
Total	5 686	5 458	4%	1%	16 412	15 695	5%	2%

(1) Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communications service providers and enterprise customers.

Our Nokia Enterprise business is performing well. Net sales to enterprise customers, excluding the third party integration business that we are exiting, grew 29% on a reported basis and 26% on a constant currency basis in Q3 2019, and grew 14% on a reported basis and 12% on a constant currency basis in the first nine months of 2019.

Nokia, Q3 2019 compared to Q3 2018, non-IFRS

The following table summarizes the year-on-year changes between the third quarter 2019 and the third quarter 2018.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	169	4%	1%	(165)	52	54	8	(50)
Nokia Software	54	9%	5%	57	6	16	2	81
Nokia Technologies	7	2%	2%	0	2	5	(5)	4
Group Common and Other	0	0%	0%	(28)	(3)	(8)	(5)	(44)
Eliminations	(3)	21%		0	0	0	0	0
Nokia non-IFRS	227	4%	1%	(135)	57	67	1	(9)	(65)	32	(42)

Nokia non-IFRS net sales grew 4% as our customers continued to invest in their networks in preparation for the rise in broadband traffic driven by 5G. On a constant currency basis, Nokia non-IFRS net sales grew 1%.

Our solid overall topline performance in Q3 2019 reflected improved industry demand and the competitiveness of our end-to-end portfolio, with growth across four out of six regions and all customer types. In Q3 2019, we continued to make progress with our strategy to diversify and grow, with strong performance in Nokia Software and with enterprise customers.

The strong growth in Nokia Software net sales was primarily due to the timing of completions and acceptances of certain projects. To a lesser extent, net sales also benefitted from Nokia Software’s improved product and go-to-market capabilities, with growth in both core networks and applications.

The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The overall decrease in Nokia non-IFRS gross profit was primarily due to lower gross margin in Networks. We experienced relatively high 5G product costs in Networks, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. This was partially offset by net sales growth in both Networks and Nokia Software, as well as higher gross margin in Nokia Software. In Q3 2019, Nokia non-IFRS gross profit benefitted from lower incentive accruals.

The decrease in Nokia non-IFRS operating profit was driven by the lower non-IFRS gross profit, partially offset by continued progress related to Nokia’s cost savings program. In Q3 2019, Nokia non-IFRS operating profit benefitted from lower incentive accruals.

Nokia, January-September 2019 compared to January-September 2018, reported

The following table summarizes the year-on-year changes between the first nine months of 2019 and the first nine months of 2018.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	641	5%	2%	(403)	77	110	(49)	(265)
Nokia Software	123	7%	3%	119	22	29	(2)	169
Nokia Technologies	35	3%	2%	28	22	18	(5)	63
Group Common and Other	(48)	(6)%	(6)%	(99)	(24)	(40)	5	(158)
Eliminations	(17)	41%		0	0	0	0	0
Non-IFRS exclusions	(16)	123%		286	15	87	97	484	(58)	(95)	330
Nokia total	717	5%	2%	(70)	113	204	47	293	(102)	19	207

Nokia net sales grew 5% in the first nine months of 2019 as our customers continued to invest in their networks in preparation for the rise in broadband traffic driven by 5G. On a constant currency basis, Nokia net sales grew 2% in the first nine months of 2019. Excluding approximately EUR 80 million of one-time licensing net sales in the first nine months of 2019 and EUR 20 million in the first nine months of 2018, Nokia net sales grew 4%.

Our solid overall topline performance in the first nine months 2019 reflected improved industry demand and the competitiveness of our end-to-end portfolio, with growth across four out of six regions and all customer types. In the first nine months of 2019, we continued to make progress with our strategy to diversify and grow, with strong performance in Nokia Software and with enterprise customers.

The overall decrease in Nokia gross profit in the first nine months of 2019 was primarily due to lower gross margin in Networks. We experienced relatively high 5G product costs in Networks, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. This was partially offset by lower costs related to network equipment swaps, net sales growth in both Networks and Nokia Software, as well as higher gross margin in Nokia Software. In the first nine months of 2019, Nokia gross profit benefitted from lower incentive accruals.

The decrease in Nokia operating loss in the first nine months of 2019 was driven by continued progress related to Nokia’s cost savings program, a gain on defined benefit plan amendments and lower restructuring and associated charges, partially offset by the lower gross profit. In the first nine months of 2019, Nokia operating loss benefitted from lower incentive accruals.

Cash and cash flow in Q3 2019

In Q3 2019, Nokia’s free cash flow was positive EUR 299 million, driven by:

•             Adjusted net profit of EUR 769 million;

•             Cash outflows related to net working capital primarily due to a decrease in liabilities, partially offset by a decrease in receivables;

•             Continued cash outflows related to restructuring; and

•             Capital expenditures and income taxes.

Nokia has established a free cash flow program to ensure company-wide focus on free cash flow and release of working capital, including project asset optimization, review of contract terms & conditions, as well as supply chain and inventory optimization. Senior leaders of Nokia have a significant part of their incentives tied to free cash flow improvement targets in 2019 and beyond.

EUR million, at end of period	Q3’19	Q2’19	QoQ change	Q4’18	YTD change
Total cash and current financial investments	4 824	4 788	1%	6 873	(30)%
Net cash and current financial investments(1)	344	502	(31)%	3 053	(89)%

(1) Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, “Net cash and current financial investments”, and note 13, “Performance measures”, in the “Financial statement information” section in this report.

EUR billion

During the third quarter 2019, Nokia’s total cash and current financial investments (“total cash”) increased by EUR 36 million and Nokia’s net cash and current financial investments (“net cash”) decreased by EUR 158 million.

Foreign exchange rates had an approximately EUR 30 million negative impact on net cash.

In the third quarter 2019, net cash from operating activities was EUR 464 million:

•             Nokia’s adjusted profit before changes in net working capital was EUR 769 million in the third quarter 2019.

•             In the third quarter 2019, Nokia generated a decrease in net cash related to net working capital of approximately EUR 150 million. Excluding approximately EUR 100 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 50 million decrease in net cash related to net working capital. This decrease was due to a decrease in liabilities, partially offset by a decrease in receivables. Inventories were approximately flat in the quarter.

•                  The decrease in receivables was approximately EUR 390 million, and was primarily due to improved collections achieved through higher sale of receivables. In the normal course of business, to manage our credit risk and working capital cycle, Nokia sells trade receivables to various financial institutions without recourse.

•                  The decrease in liabilities was approximately EUR 440 million, and was primarily due to a decrease in deferred revenues and advance payments, a decrease in liabilities related to employee benefits and a decrease in accounts payable.

•             In addition, cash taxes amounted to an outflow of approximately EUR 110 million.

•             The implementation of IFRS 16 positively impacted our net cash used in operating activities and negatively impacted our net cash from financing activities, both by approximately EUR 60 million.

In the third quarter 2019, net cash used in investing activities primarily related to capital expenditures of approximately EUR 190 million.

In the third quarter 2019, net cash used in financing activities primarily related to paying the second quarterly instalment of the dividend and the withholding taxes related to the first instalment, totaling approximately EUR 320 million and lease payments of approximately EUR 60 million following the implementation of IFRS 16.

Cost savings program

We expect our most recent cost savings program to result in a net EUR 500 million reduction of non-IFRS operating expenses and production overheads (“fixed costs”) in full year 2020 compared to full year 2018, of which EUR 350 million is expected to come from operating expenses and EUR 150 million is expected to come from cost of sales. This reflects a EUR 150 million reduction in our expected operating expense savings and a EUR 50 million reduction in our expected cost of sales savings. The change from a net EUR 700 million reduction to a net EUR 500 million reduction is primarily due to our expectation to make additional 5G investments and additional digitalization investments.

Note that, since the announcement of our most recent cost savings program on October 25, 2018, net foreign exchange fluctuations have resulted in an increase in estimated full year 2020 fixed costs of approximately EUR 180 million, creating an additional headwind to achieve the earlier net reduction.

The following table summarizes the financial information related to our cost savings program as of the end of the third quarter 2019.

In EUR million, approximately(1)	Q3’19
Balance of restructuring and associated liabilities for prior programs	750
+ Charges in the quarter	70
- Cash outflows in the quarter	100
= Ending balance of restructuring and associated liabilities	720
of which restructuring provisions	520
of which other associated liabilities	200

Total expected restructuring and associated charges, related to our most recent cost savings program (rounded to the nearest EUR 50 million)	900
- Cumulative recorded	440
= Charges remaining to be recorded	460

Total expected restructuring and associated cash outflows (rounded to the nearest EUR 50 million)	1 550
- Cumulative recorded	340
= Cash outflows remaining to be recorded	1 210

(1)Balances related to previous restructuring and cost savings programs have been included as part of this cost savings program. At the beginning of Q1 2019, the balance of restructuring and associated liabilities related to prior cost savings programs was approximately EUR 630 million. This amount is included in the total expected restructuring and associated cash outflows of EUR 1 550 million, rounded to the nearest EUR 50 million, in addition to the approximately EUR 900 million of expected cash outflows related to our most recent cost savings program.

The table below includes future expectations related to our most recent cost savings program, as well as the remaining cash outflows related to our previous programs and network equipment swaps. Please note that we exclude the impact of lower incentive accruals from our definition of “Recurring annual cost savings”.

In the first nine months of 2019, excluding the impact of the incentive accruals, we achieved approximately EUR 180 million of structural fixed costs savings, compared to the first nine months of 2018. Despite net foreign exchange fluctuations resulting in an increase in estimated full year 2019 fixed costs of approximately EUR 130 million, we are well on our way to meet the cost reduction targets for 2019.

	Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50 million	FY 2019	FY 2020	Beyond FY 2020	Total
Recurring annual cost savings	200	300	—	500
- operating expenses	150	200	—	350
- cost of sales	50	100	—	150
Restructuring and associated charges	500	400	—	900
Restructuring and associated cash outflows	550	450	550	1 550
Charges related to network equipment swaps	150	—	—	150
Cash outflows related to network equipment swaps	150	—	—	150

The expected timeline for the related cash outflows has been adjusted, with expected cash outflows in full year 2019 moving from EUR 700 million to EUR 550 million, expected cash outflows in full year 2020 moving from EUR 350 million to EUR 450 million and expected cash outflows beyond 2020 moving from EUR 500 million to EUR 550 million. The related restructuring charges are expected to total EUR 900 million.

Operational highlights

Nokia showed robust momentum in Q3 2019 across its key markets and around the globe, particularly in 5G, where Nokia’s technology is now present in all regions in the world.

In the first pillar of our strategy, leading in high-performance, end-to-end networks with communication service providers:

Nokia signed multiple 5G commercial agreements during the period and the total number of 5G commercial agreements is now 48. Over half include more than radio from our end-to-end 5G portfolio. Fifteen of those networks are now live, including Sprint and Verizon in the US.

Nokia continued to strengthen its 5G foothold in Japan, where it was selected by KDDI as a primary partner to upgrade its network for 5G. Nokia also entered into a strategic agreement with Iliad for the deployment of its 5G network in France and Italy. In New Zealand, Nokia secured a deal with Vodafone New Zealand to deploy a 5G network in the country. The network, which will be launched in Auckland, Wellington, Christchurch and Queenstown in late 2019, will include Nokia’s AirScale radio access network, cloud-native core as well as design services, providing further proof of the strength of Nokia’s end-to-end portfolio. Nokia also deployed its 5G portfolio in Vietnam, where Viettel and Nokia broadcasted the country’s first end-to-end 5G trial network in Ho Chi Minh City.

Nokia further showcased its end-to-end 5G leadership with a new Future X Lab in Finland. The Lab will enable customers to experience Nokia’s full end-to-end portfolio of 5G equipment, software and services, allowing communications service providers, enterprises and infrastructure providers to learn and understand the techno-economic power of a 5G end-to-end network to better serve their customers and unleash new value.

Several 5G deals and trials, including Smart in the Philippines, Vodafone New Zealand and Viettel, involved IP Routing and Optical Networks products.

Further showcasing its market-leading technology within IP and Optical, Nokia completed the world’s first single-carrier terabit-per-second field trial, setting an optical transmission capacity record over Etisalat’s fibre network in the United Arab Emirates.

In Fixed Access, Nokia secured several Fiber To The Home (FTTH) deals with top-tier customers. After the end of the quarter, Nokia also announced it was teaming up with Telia Company to bring its 5G Fixed Wireless Access solution to customers across Finland.

In Q3 2019, Nokia was also recognized as a “Leader” in Managed Services by industry analyst firm GlobalData.

In the second pillar of our strategy, expanding network sales to select vertical markets needing high-performing, secure networks:

Nokia continued to strengthen its position with enterprises. Nokia worked with Telefónica Peru to enable automated, digital mining operations for Minera Las Bambas, one of the world’s largest copper mines. The five-year contract will see Nokia build, deploy and support a private LTE network 4 600 meters above sea level.

Nokia, NTT DOCOMO, INC. and OMRON Corporation agreed to conduct joint field trials using 5G at their plants and other production sites. As part of the trial, the partners will leverage 5G connectivity to prove the feasibility of a layout-free production line with Autonomous Mobile Robots (AMRs) as well as real-time coaching using AI/IoT.

Nokia was selected by RigNet to upgrade its microwave communications network which supports the mission-critical communication needs of its multiple oil and gas customers located in the Gulf of Mexico, covering more than 55,000 square miles. The network upgrade will see RigNet customers offered 4G LTE services with support for 5G services in the future.

In the third pillar of our strategy, developing a strong software business at scale:

Three UK and Nokia launched the world’s first 5G-ready fully integrated cloud core network. The new 5G-ready core network, which sits in a virtual environment, offers increased security, flexibility and cost savings, allowing Three to scale more quickly and efficiently and is a critical building block for Three to deliver the UK’s fastest 5G network.

Nokia also secured deals with major operators in North America as well as MTN of South Africa, Orange of France and Telefonica Brazil.

Just after the quarter ended, Analysys Mason ranked Nokia as the top telecom software provider by market share. According to Analysys Mason’s findings, Nokia is significantly improving its 5G-ready mobile network management offering by evolving it to be cloud-native and including value features that communication service providers find valuable, while also expanding the capabilities and commercial customers for its leading platforms.

In the fourth pillar of our strategy, now focused primarily on licensing:

Shortly after the quarter ended, Nokia announced it has declared more than 2 000 patent families to the European Telecommunications Standards Institute (ETSI) as essential for the 5G standard, reflecting its continuing leadership in cellular technology R&D and standardization.

Networks, Q3 2019 compared to Q3 2018

EUR million	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change		Constant currency YoY change
Net sales	4 434	4 265	4%		1%	12 770	12 129	5%		2%
Mobile Access	2 861	2 741	4%		1%	8 158	7 801	5%		1%
Fixed Access	466	503	(7)%		(10)%	1 339	1 438	(7)%		(10)%
IP Routing	716	610	17%		13%	2 076	1 751	19%		15%
Optical Networks	390	412	(5)%		(8)%	1 197	1 139	5%		2%
Gross profit	1 289	1 454	(11)%			3 718	4 121	(10)%
Gross margin %	29.1%	34.1%	(500	)bps		29.1%	34.0%	(490	)bps
R&D	(703)	(755)	(7)%			(2 228)	(2 305)	(3)%
SG&A	(464)	(518)	(10)%			(1 456)	(1 566)	(7)%
Other income and expenses	6	(2)				(41)	8
Operating profit/(loss)	128	178	(28)%			(7)	258	(103)%
Operating margin %	2.9%	4.2%	(130	)bps		(0.1)%	2.1%	(220	)bps

Networks net sales grew 4%. On a constant currency basis, Networks net sales grew 1%.

The growth in Networks net sales was primarily due to Mobile Access and IP Routing, partially offset by Fixed Access and Optical Networks.

The growth in Mobile Access was primarily due to 5G radio technologies and network deployment services, partially offset by decreases in legacy radio technologies. Mobile Access net sales were negatively affected by temporary capital expenditure constraints in North America related to customer merger activity, as well as continued competitive pressure in Greater China. The growth in IP Routing was primarily due to our market-leading portfolio and improved supply chain execution. The decrease in Fixed Access was primarily due to a shift in capital expenditures away from fixed access and towards 5G wireless access. The net sales performance in Optical Networks was in comparison to a particularly strong Q3 2018.

The decrease in Networks gross profit was primarily due to Mobile Access and, to a lesser extent, Fixed Access and Optical Networks, partially offset by IP Routing. The decrease in Mobile Access gross profit was primarily due to lower gross margin, partially offset by higher net sales. The decrease in Fixed Access gross profit was due to lower gross margin and lower net sales. The decrease in Optical Networks gross profit was primarily due to lower net sales. The increase in IP Routing gross profit was due to higher net sales and higher gross margin. In Q3 2019, Networks gross profit benefitted from lower incentive accruals.

The lower gross margin in Mobile Access was primarily due to relatively high 5G product costs, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. In Q3 2019, we experienced broad-based gross margin declines across most product categories, partially offset by improvements across most services categories driven by strengthened operational execution, with a focus on cost discipline and initiatives to improve service delivery digitalization and automation. The lower gross margin in Fixed Access was primarily due to broadband access and digital home. The higher gross margin in IP Routing was primarily due to our market-leading portfolio.

The decrease in Networks R&D expenses was primarily due to continued progress related to Nokia’s cost savings program, partially offset by higher 5G investments in Mobile Access. In Q3 2019, Networks R&D expenses benefitted from lower incentive accruals.

The decrease in Networks SG&A expenses was primarily due to Mobile Access, reflecting continued progress related to Nokia’s cost savings program. In Q3 2019, Networks SG&A expenses benefitted from lower incentive accruals.

Nokia Software, Q3 2019 compared to Q3 2018

EUR million	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change		Constant currency YoY change
Net sales	677	623	9%		5%	1 898	1 775	7%		3%
Gross profit	358	301	19%			935	816	15%
Gross margin %	52.9%	48.3%	460	bps		49.3%	46.0%	330	bps
R&D	(111)	(117)	(5)%			(347)	(369)	(6)%
SG&A	(94)	(110)	(15)%			(295)	(324)	(9)%
Other income and expenses	2	0				(8)	(6)
Operating profit/(loss)	156	75	108%			286	117	144%
Operating margin %	23.0%	12.0%	1 100	bps		15.1%	6.6%	850	bps

Nokia Software net sales grew 9%. On a constant currency basis, Nokia Software net sales grew 5%.

The strong growth in Nokia Software net sales was primarily due to the timing of completions and acceptances of certain projects, as well as improved product and go-to-market capabilities, with growth in both core networks and applications. In core networks, growth was primarily driven by several projects going live. In applications, growth was driven by strength in our market-leading cloud-native digital intelligence and network management portfolios. From a regional perspective, growth was particularly driven by strong execution in North America, Europe and Latin America.

The increase in Nokia Software gross profit was primarily due to higher gross margin in core networks, as well as higher net sales in both core networks and applications. In Q3 2019, Nokia Software gross profit benefitted from lower incentive accruals.

The decrease in Nokia Software SG&A expenses was primarily due to the integration and streamlining of core networks into our existing specialized software salesforce.

In Q3 2019, Nokia Software operating expenses benefitted from lower incentive accruals.

Nokia Technologies, Q3 2019 compared to Q3 2018

EUR million	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change		Constant currency YoY change
Net sales	358	351	2%		2%	1 112	1 077	3%		2%
Gross profit	350	350	0%			1 086	1 058	3%
Gross margin %	97.8%	99.7%	(190	)bps		97.7%	98.2%	(50	)bps
R&D	(26)	(28)	(7)%			(85)	(107)	(21)%
SG&A	(25)	(30)	(17)%			(75)	(93)	(19)%
Other income and expenses	(6)	(1)				(7)	(2)
Operating profit/(loss)	294	290	1%			919	856	7%
Operating margin %	82.1%	82.6%	(50	)bps		82.6%	79.5%	310	bps

Nokia Technologies net sales grew 2% on both a reported and constant currency basis.

The EUR 358 million of net sales in the third quarter 2019 and the EUR 351 million of net sales in the third quarter 2018 both related entirely to licensing.

The growth in Nokia Technologies net sales was primarily due to higher one-time licensing net sales. One-time net sales amounted to approximately EUR 10 million in the third quarter 2019 and approximately zero in the third quarter 2018.

The lower gross margin in Nokia Technologies was primarily due to a one-time sale of patent assets.

The decrease in Nokia Technologies operating expenses was primarily due to lower licensing related litigation costs and lower patent portfolio costs. In Q3 2019, Nokia Technologies operating expenses benefitted from lower incentive accruals.

Group Common and Other, Q3 2019 compared to Q3 2018

EUR million	Q3’19	Q3’18	YoY change		Constant currency YoY change	Q1-Q3’19	Q1-Q3’18	YoY change		Constant currency YoY change
Net sales	236	236	0%		0%	720	768	(6)%		(6)%
Gross profit	8	36	(78)%			26	125	(79)%
Gross margin %	3.4%	15.3%	(1 190	)bps		3.6%	16.3%	(1 270	)bps
R&D	(74)	(71)	4%			(242)	(218)	11%
SG&A	(60)	(52)	15%			(194)	(154)	26%
Other income and expenses	27	32				81	76
Operating profit/(loss)	(100)	(56)				(329)	(171)
Operating margin %	(42.4)%	(23.7)%	(1 870	)bps		(45.7)%	(22.3)%	(2 340	)bps

Group Common and Other net sales were flat on both a reported and constant currency basis.

The net sales in Group Common and Other were flat, with growth in Alcatel Submarine Networks offset by a decrease in Radio Frequency Systems. The increase in Alcatel Submarine Networks was primarily due to the ramp-up of new projects. The decrease in Radio Frequency Systems was primarily due to the absence of a large customer roll-out, which benefitted the year-ago quarter.

The decrease in Group Common and Other gross profit was primarily due to lower gross margin in Radio Frequency Systems and Alcatel Submarine Networks.

The increase in Group Common and Other R&D and SG&A expenses was primarily due to investments to drive digitalization of internal processes, partially offset by lower incentive accruals.

Shares

The total number of Nokia shares on September 30, 2019, equaled 5 640 536 159. On September 30, 2019, Nokia and its subsidiary companies owned 37 255 163 Nokia shares, representing approximately 0.7% of the total number of Nokia shares and voting rights.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q3’19	Q3’18	Q1-Q3’19	Q1-Q3’18	Q3’19	Q3’18	Q1-Q3’19	Q1-Q3’18
Net sales (notes 2, 3, 4)	5 686	5 458	16 412	15 695	5 688	5 461	16 441	15 708
Cost of sales	(3 717)	(3 439)	(10 798)	(10 010)	(3 682)	(3 320)	(10 677)	(9 588)
Gross profit (notes 2, 3)	1 969	2 019	5 614	5 684	2 006	2 141	5 765	6 120
Research and development expenses	(1 060)	(1 123)	(3 342)	(3 455)	(914)	(971)	(2 901)	(2 998)
Selling, general and administrative expenses	(739)	(870)	(2 326)	(2 530)	(643)	(710)	(2 020)	(2 138)
Other income and expenses	95	(80)	(263)	(310)	29	28	26	76
Operating profit/(loss) (notes 2, 3)	264	(54)	(318)	(611)	478	487	869	1 060
Share of results of associated companies and joint ventures	3	2	(8)	(6)	3	2	(8)	(6)
Financial income and expenses	(98)	(60)	(326)	(224)	(113)	(48)	(291)	(247)
Profit/(loss) before tax (note 2)	168	(112)	(653)	(841)	368	442	569	807
Income tax (expense)/benefit	(80)	(15)	108	89	(101)	(133)	(161)	(275)
Profit/(loss) from continuing operations (note 2)	87	(127)	(545)	(752)	267	309	409	532
Profit/(loss) attributable to equity holders of the parent	84	(127)	(549)	(745)	264	309	404	539
Non-controlling interests	3	0	4	(7)	3	0	4	(7)
(Loss)/profit from discontinued operations	(2)	48	(8)	211	0	0	0	0
(Loss)/profit attributable to equity holders of the parent	(2)	48	(8)	211	0	0	0	0
Non-controlling interests	0	0	0	0	0	0	0	0
Profit/(loss) for the period	85	(79)	(553)	(541)	267	309	409	532
Profit/(loss) attributable to equity holders of the parent	82	(79)	(557)	(533)	264	309	404	539
Non-controlling interests	3	0	4	(7)	3	0	4	(7)

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	0.02	(0.02)	(0.10)	(0.13)	0.05	0.06	0.07	0.10
Discontinued operations	0.00	0.01	0.00	0.04	0.00	0.00	0.00	0.00
Profit/(loss) for the period	0.01	(0.01)	(0.10)	(0.10)	0.05	0.06	0.07	0.10
Diluted earnings per share
Continuing operations	0.01	(0.02)	(0.10)	(0.13)	0.05	0.06	0.07	0.10
Discontinued operations	0.00	0.01	0.00	0.04	0.00	0.00	0.00	0.00
Profit/(loss) for the period	0.01	(0.01)	(0.10)	(0.10)	0.05	0.06	0.07	0.10
Average number of shares (‘000 shares)
Basic
Continuing operations	5 599 834	5 588 225	5 598 237	5 586 484	5 599 834	5 588 225	5 598 237	5 586 484
Discontinued operations	5 599 834	5 588 225	5 598 237	5 586 484	5 599 834	5 588 225	5 598 237	5 586 484
Profit/(loss) for the period	5 599 834	5 588 225	5 598 237	5 586 484	5 599 834	5 588 225	5 598 237	5 586 484
Diluted
Continuing operations	5 630 484	5 588 225	5 598 237	5 586 484	5 630 484	5 609 339	5 623 226	5 612 484
Discontinued operations	5 599 834	5 609 339	5 598 237	5 612 484	5 630 484	5 609 339	5 623 226	5 612 484
Profit/(loss) for the period	5 630 484	5 588 225	5 598 237	5 586 484	5 630 484	5 609 339	5 623 226	5 612 484

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported
EUR million	Q3’19	Q3’18	Q1-Q3’19	Q1-Q3’18

Profit/(loss) for the period	85	(79)	(553)	(541)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pensions	(262)	28	(506)	462
Income tax related to items that will not be reclassified to profit or loss	71	(8)	142	(121)
Items that may be reclassified subsequently to profit or loss:
Translation differences	497	(41)	607	229
Net investment hedges	(99)	38	(136)	(14)
Cash flow and other hedges	(26)	5	(19)	(77)
Financial assets at fair value through other comprehensive income	3	(20)	3	(62)
Other changes, net	(1)	0	(2)	3
Income tax related to items that may be reclassified subsequently to profit or loss	24	(4)	30	29

Other comprehensive income/(loss), net of tax	206	(2)	119	449

Total comprehensive income/(loss)	291	(81)	(434)	(92)

Attributable to:
Equity holders of the parent	288	(80)	(439)	(84)
Non-controlling interests	3	(1)	5	(8)
	291	(81)	(434)	(92)

Attributable to equity holders of the parent:
Continuing operations	290	(128)	(431)	(295)
Discontinued operations	(2)	48	(8)	211
	288	(80)	(439)	(84)

Attributable to non-controlling interests:
Continuing operations	3	(1)	5	(8)
Discontinued operations	0	0	0	0
	3	(1)	5	(8)

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

Consolidated statement of financial position (condensed, unaudited)

EUR million	September 30, 2019	September 30, 2018	December 31, 2018
ASSETS
Goodwill	5 651	5 410	5 452
Other intangible assets	2 704	3 424	3 353
Property, plant and equipment	1 835	1 753	1 790
Right-of-use assets (note 12)	857	0	0
Investments in associated companies and joint ventures	149	125	145
Non-current financial investments (note 8)	761	747	690
Deferred tax assets (note 6)	5 427	4 898	4 911
Other non-current financial assets (note 8)	402	335	373
Defined benefit pension assets (note 5)	4 475	4 233	4 224
Other non-current assets	259	316	308
Non-current assets	22 520	21 241	21 246
Inventories	3 642	3 179	3 168
Trade receivables (note 8)	4 538	4 784	4 856
Contract assets	1 682	1 878	1 875
Prepaid expenses and accrued income	1 090	1 070	1 024
Social security, VAT and other indirect taxes	646	534	514
Divestment related receivables	38	73	67
Other	406	464	443
Current income tax assets	398	483	227
Other current financial assets (note 8)	424	253	243
Current financial investments (note 8)	103	813	612
Cash and cash equivalents (note 8)	4 721	4 799	6 261
Current assets	16 598	17 259	18 266
Assets held for sale	2	34	5
Total assets	39 120	38 533	39 517

	September 30, 2019	September 30, 2018	December 31, 2018
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	437	429	436
Treasury shares	(368)	(417)	(408)
Translation differences	(90)	(712)	(592)
Fair value and other reserves	682	1 070	1 063
Reserve for invested unrestricted equity	15 616	15 608	15 606
Accumulated deficit	(2 174)	(1 253)	(1 062)
Total capital and reserves attributable to equity holders of the parent	14 351	14 971	15 289
Non-controlling interests	79	68	82
Total equity	14 430	15 039	15 371
Long-term interest-bearing liabilities (notes 8, 10)	4 063	2 766	2 826
Long-term lease liabilities (note 12)	734	2	2
Deferred tax liabilities (note 6)	322	414	350
Defined benefit pension and post-retirement liabilities (note 5)	4 891	4 244	4 327
Contract liabilities	951	1 139	1 113
Deferred revenue and other long-term liabilities	745	920	852
Deferred revenue	653	808	770
Other (note 8)	92	113	82
Provisions (note 9)	592	612	572
Non-current liabilities	12 298	10 097	10 042
Short-term interest-bearing liabilities (notes 8, 10)	417	967	994
Short-term lease liabilities (note 12)	239	0	0
Other financial liabilities (note 8)	879	952	891
Current income tax liabilities	175	206	268
Trade payables (note 8)	3 860	4 026	4 773
Contract liabilities	2 557	2 495	2 383
Accrued expenses, deferred revenue and other liabilities	3 470	3 783	3 940
Deferred revenue	155	155	155
Salaries, wages and social charges	1 199	1 327	1 426
Other	2 116	2 301	2 359
Provisions (note 9)	795	969	855
Current liabilities	12 392	13 398	14 104
Total shareholders’ equity and liabilities	39 120	38 533	39 517

Interest-bearing liabilities, EUR million	4 480	3 733	3 820
Shareholders’ equity per share, EUR	2.56	2.68	2.73
Number of shares (1 000 shares, excluding treasury shares)	5 603 281	5 591 614	5 593 162

September 30, 2018, comparative statement of financial position has been revised from that presented in the third quarter 2018 to conform the presentation of accrued expenses related to customer projects to the annual consolidated financial statements for 2018.

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

Consolidated statement of cash flows (condensed, unaudited)

EUR million	Q3’19	Q3’18	Q1-Q3’19	Q1-Q3’18
Cash flow from operating activities
Profit/(loss) for the period	85	(79)	(553)	(541)
Adjustments	684	433	1 882	1 319
Depreciation and amortization	414	356	1 235	1 088
Impairment charges	91	21	89	53
Restructuring charges	59	43	378	198
Financial income and expenses	39	60	267	144
Income tax (expense)/benefit	75	(33)	(112)	(210)
Other	6	(14)	25	46
Change in net working capital	(149)	(339)	(1 982)	(1 345)
Decrease/(Increase) in receivables(1)	388	(179)	514	193
Decrease/(increase) in inventories	2	(273)	(390)	(576)
(Decrease)/increase in non-interest-bearing liabilities(1)	(539)	113	(2 106)	(962)
Cash from/(used in) operations	620	15	(653)	(567)
Interest received	8	11	34	53
Interest paid	(52)	(18)	(127)	(134)
Income taxes paid, net	(112)	(90)	(453)	(378)
Net cash from/(used in) operating activities	464	(82)	(1 199)	(1 026)
Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(191)	(137)	(497)	(501)
Proceeds from sale of property, plant and equipment and intangible assets	7	18	18	38
Acquisition of businesses, net of cash acquired	0	0	0	(31)
Proceeds from disposal of businesses, net of disposed cash	0	0	19	0
Purchase of current financial investments	(71)	(541)	(420)	(1 720)
Proceeds from maturities and sale of current financial investments	63	597	932	1 816
Purchase of non-current financial investments	(12)	(50)	(89)	(98)
Proceeds from sale of non-current financial investments	32	19	113	80
Payment of other long-term loans receivable	0	(1)	(22)	(1)
Other	(1)	(1)	2	(1)
Net cash (used in)/from investing activities	(173)	(96)	56	(418)
Cash flow from financing activities
Purchase of equity instruments of subsidiaries	0	0	(1)	0
Proceeds from long-term borrowings	3	0	1 002	75
Repayment of long-term borrowings	(1)	(10)	(766)	(27)
Proceeds from/(repayment of) short-term borrowings	77	81	162	(19)
Payment of lease liabilities	(60)	0	(187)	0
Dividends paid	(321)	(131)	(570)	(1 081)
Net cash used in financing activities	(302)	(60)	(360)	(1 052)
Translation differences	39	44	(37)	(74)
Net increase/(decrease) in cash and cash equivalents	28	(194)	(1 540)	(2 570)
Cash and cash equivalents at beginning of period	4 693	4 993	6 261	7 369
Cash and cash equivalents at end of period	4 721	4 799	4 721	4 799

(1)Comparatives for Q3’18 have been adjusted to reflect the revision to the adoption of IFRS 15, Revenue from Contracts with Customers, in the third quarter 2018.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

Consolidated statement of changes in shareholders’ equity (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested unrestricted equity	(Accumulated deficit)/retained earnings	Attributable to equity holders of the parent	Non-controlling interest	Total equity
January 1, 2018	246	447	(1 480)	(932)	843	15 616	1 345	16 084	80	16 164
Remeasurements of defined benefit pension plans, net of tax	0	0	0	0	336	0	0	336	0	336
Translation differences	0	0	0	231	0	0	0	231	(1)	230
Net investment hedges, net of tax	0	0	0	(11)	0	0	0	(11)	0	(11)
Cash flow hedges, net of tax	0	0	0	0	(61)	0	0	(61)	0	(61)
Financial assets at fair value through other comprehensive income, net of tax	0	0	0	0	(52)	0	0	(52)	0	(52)
Other increase, net	0	0	0	0	5	0	1	6	0	6
Loss for the period	0	0	0	0	0	0	(533)	(533)	(7)	(541)
Total comprehensive loss	0	0	0	221	228	0	(532)	(84)	(8)	(92)
Share-based payment	0	51	0	0	0	0	0	51	0	51
Excess tax benefit on share-based payment	0	6	0	0	0	0	0	6	0	6
Settlement of performance and restricted shares	0	(76)	63	0	0	(8)	0	(21)	0	(21)
Cancellation of treasury shares	0	0	1 000	0	0	0	(1 000)	0	0	0
Dividends	0	0	0	0	0	0	(1 063)	(1 063)	(5)	(1 068)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	1	0
Total of other equity movements	0	(18)	1 063	0	0	(8)	(2 065)	(1 028)	(4)	(1 032)
September 30, 2018	246	429	(417)	(712)	1 070	15 608	(1 253)	14 971	68	15 039

December 31, 2018	246	436	(408)	(592)	1 063	15 606	(1 062)	15 289	82	15 371
Adoption of IFRS 16(1)	0	0	0	0	0	0	9	9	0	9
January 1, 2019	246	436	(408)	(592)	1 063	15 606	(1 052)	15 298	82	15 380
Remeasurements of defined benefit pension plans, net of tax	0	0	0	0	(365)	0	0	(365)	0	(365)
Translation differences	0	0	0	606	0	0	0	606	1	607
Net investment hedges, net of tax	0	0	0	(104)	(4)	0	0	(109)	0	(109)
Cash flow hedges, net of tax	0	0	0	0	(15)	0	0	(15)	0	(15)
Financial assets at fair value through other comprehensive income, net of tax	0	0	0	0	2	0	0	2	0	2
Other decrease, net	0	0	0	0	0	0	(2)	(2)	0	(2)
Loss for the period	0	0	0	0	0	0	(557)	(557)	4	(553)
Total comprehensive loss	0	0	0	501	(381)	0	(559)	(439)	5	(434)
Share-based payment	0	69	0	0	0	0	0	69	0	69
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(69)	41	0	0	11	0	(18)	0	(18)
Dividends	0	0	0	0	0	0	(560)	(560)	(8)	(567)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	0	(1)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total of other equity movements	0	2	41	0	0	11	(562)	(509)	(8)	(516)
September 30, 2019	246	437	(368)	(90)	682	15 616	(2 174)	14 351	79	14 430

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with accompanying notes.

(1)Equity impact mainly relating to opening balance of subleases arising from the difference between right-of-use assets and lease receivables on adoption of IFRS 16, Leases, as of January 1, 2019.

Notes to Financial statements

1. BASIS OF PREPARATION (unaudited)

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2018 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2018 with the exception of changes resulting from adoption of IFRS 16, Leases as described in note 12, “New accounting standards”.

This financial report was authorized for issue by management on October 24, 2019.

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). As part of the transaction, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia derecognized the non-controlling interest and records the present value of the expected future cash settlement as a financial liability within current liabilities in line with the option exercise period. The unwinding of the present value discount on the financial liability was recorded as interest expense up to the commencement of the put option exercise period in July 2019. Any changes in the estimated future cash settlement are recorded within financial income and expense.

Management identified its geographic areas as the relevant category to present disaggregated revenue. Nokia’s primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those geographic areas. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions.  Each reportable segment, as described in note 3, “Segment Information”, operates in every geographic area as described in note 4 “Net Sales”. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe. Each type of customer, as disclosed in note 4, “Net Sales”, operates in all geographic areas.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations

On January 1, 2019, Nokia adopted IFRS 16, Leases. The nature of the new standard, impact of adoption on Nokia’s consolidated financial statements and changes to Nokia’s accounting policies resulting from the adoption are described in detail in note 12, “New accounting standards”. Other amendments and interpretations that became effective on January 1, 2019, did not have a material impact on Nokia’s consolidated financial statements.

New standards or amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on the consolidated financial statements of Nokia when adopted.

Currency exposures, approximately

	Q3’19		Q3’18		Q2’19
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~30%	~25%	~25%
USD	~50%	~45%	~45%	~45%	~50%	~45%
CNY	~5%	~10%	~10%	~10%	~5%	~10%
Other	~20%	~20%	~20%	~15%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q3’19 balance sheet rate 1 EUR = 1.09 USD, end of Q3’18 balance sheet rate 1 EUR = 1.16 USD and end of Q2’19 balance sheet rate 1 EUR = 1.14 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q3’19

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 688	(3 682)	(914)	(643)	29	478	(113)	(101)	267	264	3
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)					(2)		1	(2)	(2)
Amortization and depreciation of acquired intangible assets and property, plant and equipment			(143)	(88)		(231)		53	(177)	(177)
Transaction and related costs, including integration costs				(9)	2	(6)		1	(5)	(5)
Restructuring and associated charges		(11)			(62)	(73)		15	(58)	(58)
Product portfolio strategy costs		(24)	(4)		(20)	(48)		10	(38)	(38)
Gain on defined benefit plan amendment					168	168		(34)	134	134
Impairment of assets, net of impairment reversals					(22)	(22)		4	(18)	(18)
Costs associated with contract exit						0	(3)	1	(2)	(2)
Change in financial liability to acquire NSB non-controlling interest						0	18		18	18
Deferred tax expense due to tax rate changes						0		(31)	(31)	(31)
Total non-IFRS exclusions	(2)	(35)	(146)	(97)	66	(214)	15	20	(180)	(180)	0
Reported	5 686	(3 717)	(1 060)	(739)	95	264	(98)	(80)	87	84	3

Q3’18

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 461	(3 320)	(971)	(710)	28	487	(48)	(133)	309	309	0
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(3)					(3)		1	(2)	(2)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(1)	(143)	(88)		(232)		54	(178)	(178)
Transaction and related costs, including integration costs		(1)		(71)		(73)		16	(57)	(57)
Restructuring and associated charges					(74)	(75)		14	(61)	(61)
Product portfolio strategy costs		(116)	(9)		(5)	(130)		26	(103)	(103)
Impairment of assets					(16)	(16)		4	(13)	(13)
Divestment of businesses					(16)	(16)		4	(12)	(12)
Gain on sale of fixed assets					4	4		(1)	3	3
Change in financial liability to acquire NSB non-controlling interest						0	(31)		(31)	(31)
Release of cumulative exchange differences related to abandonment of foreign operations						0	19		19	19
Total non-IFRS exclusions	(4)	(118)	(152)	(160)	(108)	(541)	(12)	118	(436)	(436)	0
Reported	5 458	(3 439)	(1 123)	(870)	(80)	(54)	(60)	(15)	(127)	(127)	0

Q1-Q3’19

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	16 441	(10 677)	(2 901)	(2 020)	26	869	(291)	(161)	409	404	4
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(7)				3	(4)		1	(3)	(3)
Amortization and depreciation of acquired intangible assets and property, plant and equipment			(427)	(263)		(690)		160	(530)	(530)
Transaction and related costs, including integration costs		(1)		(42)	2	(40)		8	(32)	(32)
Restructuring and associated charges	(22)	(32)		(1)	(410)	(465)		93	(372)	(372)
Product portfolio strategy costs		(89)	(14)		(20)	(123)		25	(98)	(98)
Gain on defined benefit plan amendment					168	168		(34)	134	134
Impairment of assets, net of impairment reversals					(19)	(19)		2	(17)	(17)
Divestment of businesses		(1)			(1)	(2)			(2)	(2)
Operating model integration					(12)	(12)		30	19	19
Costs associated with contract exit		1			(1)	0	(68)	13	(54)	(54)
Change in financial liability to acquire NSB non-controlling interest						0	33		33	33
Deferred tax expense due to tax rate changes						0		(31)	(31)	(31)
Total non-IFRS exclusions	(29)	(121)	(441)	(306)	(289)	(1 187)	(35)	268	(954)	(954)	0
Reported	16 412	(10 798)	(3 342)	(2 326)	(263)	(318)	(326)	108	(545)	(549)	4

Q1-Q3’18

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	15 708	(9 588)	(2 998)	(2 138)	76	1 060	(247)	(275)	532	539	(7)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(13)					(13)		4	(8)	(8)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(4)	(433)	(269)		(706)		164	(542)	(542)
Transaction and related costs, including integration costs		(5)	(1)	(122)		(128)		28	(100)	(100)
Restructuring and associated charges				(1)	(261)	(262)		53	(210)	(210)
Product portfolio strategy costs		(413)	(23)		(5)	(441)		89	(353)	(353)
Impairment of assets					(48)	(48)		11	(37)	(37)
Divestment of businesses					(35)	(35)		4	(30)	(30)
Fair value changes of legacy IPR fund					(42)	(42)		10	(32)	(32)
Gain on sale of fixed assets					4	4		(1)	3	3
Change in financial liability to acquire NSB non-controlling interest						0	(15)		(15)	(15)
Release of cumulative exchange differences related to abandonment of foreign operations						0	38	1	39	39
Deferred tax valuation allowance						0		(12)	(12)	(12)
Operating model integration						0		13	13	13
Total non-IFRS exclusions	(13)	(422)	(456)	(393)	(386)	(1 671)	23	364	(1 284)	(1 284)	0
Reported	15 695	(10 010)	(3 455)	(2 530)	(310)	(611)	(224)	89	(752)	(745)	(7)

3. SEGMENT INFORMATION (unaudited)

Nokia has three reportable segments for financial reporting purposes: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Networks reportable segment consists of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

In addition, Nokia provides net sales disclosure for the following businesses within Networks reportable segment: (i) Mobile Access (comprises Mobile Networks and Global Services operating segments), (ii) Fixed Access (comprises Fixed Networks operating segment), (iii) IP Routing (comprises part of IP/Optical Networks operating segment) and (iv) Optical Networks (comprises part of IP/Optical Networks operating segment).

Nokia adopted its current operational and reporting structure on January 1, 2019. The reporting structure was revised to better reflect Nokia’s strategy, organizational structure and the way the management evaluates operational performance and allocates resources. Previously Nokia had two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Furthermore, Ultra Broadband Networks was comprised of two aggregated operating segments: Mobile Networks and Fixed Networks, and IP Networks and Applications was comprised of two aggregated operating segments: IP/Optical Networks and Nokia Software. The most significant changes to the operational and reporting structure are the following: Nokia Software operating segment was moved from within IP Networks and Applications reportable segment into a separate reportable segment and activities related to the Cloud Core software portfolio were reclassified from the Mobile Networks and Global Services operating segments to the Nokia Software reportable segment. Additionally, the Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments were aggregated into one reportable segment called Networks.

The President and CEO is the chief operating decision maker and monitors the operating results of operating and reportable segments for the purpose of making decisions about resource allocation and performance assessment. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in note 2, “Significant accounting policies”, of our Annual Report for 2018. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Networks

Networks comprises Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments.

The Mobile Networks operating segment focuses on mobile radio including macro radio, small cells and cloud native radio solutions for communications service providers and enterprises.

Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, network implementation, systems integration as well as company-wide managed services.

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

The IP/Optical Networks operating segment provides IP routing and optical transport systems, each with their own software and services to build high capacity network infrastructure for the internet and global connectivity.

Nokia Software

The Nokia Software operating segment offers the Cloud Core software portfolio in addition to software applications spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q3’19 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	4 434	677	358	236	(17)	5 688	(2)	5 686
Cost of sales	(3 144)	(319)	(8)	(228)	17	(3 682)	(35)	(3 717)
Gross profit	1 289	358	350	8	0	2 006	(38)	1 969
% of net sales	29.1%	52.9%	97.8%	3.4%		35.3%		34.6%
Research and development expenses	(703)	(111)	(26)	(74)	0	(914)	(146)	(1 060)
Selling, general and administrative expenses	(464)	(94)	(25)	(60)	0	(643)	(97)	(739)
Other income and expenses	6	2	(6)	27	0	29	66	95
Operating profit/(loss)	128	156	294	(100)	0	478	(214)	264
% of net sales	2.9%	23.0%	82.1%	(42.4)%		8.4%		4.6%
Depreciation and amortization	(140)	(22)	(8)	(14)	0	(184)	(231)	(414)
Share of results of associated companies and joint ventures	3	0	0	0	0	3	0	3
EBITDA	271	178	301	(86)	0	665	16	681

(1)Mobile Access net sales of EUR 2 861 million, Fixed Access net sales of EUR 466 million, IP Routing net sales of EUR 716 million and Optical Networks net sales of EUR 390 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’18 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	4 265	623	351	236	(14)	5 461	(4)	5 458
Cost of sales	(2 811)	(321)	(2)	(200)	14	(3 320)	(118)	(3 439)
Gross profit	1 454	301	350	36	0	2 141	(122)	2 019
% of net sales	34.1%	48.3%	99.7%	15.3%		39.2%		37.0%
Research and development expenses	(755)	(117)	(28)	(71)	0	(971)	(152)	(1 123)
Selling, general and administrative expenses	(518)	(110)	(30)	(52)	0	(710)	(160)	(870)
Other income and expenses	(2)	0	(1)	32	0	28	(108)	(80)
Operating profit/(loss)	178	75	290	(56)	0	487	(541)	(54)
% of net sales	4.2%	12.0%	82.6%	(23.7)%		8.9%		(1.0)%
Depreciation and amortization	(92)	(14)	(5)	(13)	0	(124)	(232)	(356)
Share of results of associated companies and joint ventures	2	0	0	0	0	2	0	2
EBITDA	272	88	295	(43)	0	613	(309)	304

(1)Mobile Access net sales of EUR 2 741 million, Fixed Access net sales of EUR 503 million, IP Routing net sales of EUR 610 million and Optical Networks net sales of EUR 412 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’19 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	12 770	1 898	1 112	720	(58)	16 441	(29)	16 412
Cost of sales	(9 052)	(963)	(26)	(694)	58	(10 677)	(121)	(10 798)
Gross profit	3 718	935	1 086	26	0	5 765	(150)	5 614
% of net sales	29.1%	49.3%	97.7%	3.6%		35.1%		34.2%
Research and development expenses	(2 228)	(347)	(85)	(242)	0	(2 901)	(441)	(3 342)
Selling, general and administrative expenses	(1 456)	(295)	(75)	(194)	0	(2 020)	(306)	(2 326)
Other income and expenses	(41)	(8)	(7)	81	0	26	(289)	(263)
Operating profit/(loss)	(7)	286	919	(329)	0	869	(1 187)	(318)
% of net sales	(0.1)%	15.1%	82.6%	(45.7)%		5.3%		(1.9)%
Depreciation and amortization	(419)	(63)	(23)	(39)	0	(544)	(690)	(1 235)
Share of results of associated companies and joint ventures	(8)	0	0	0	0	(8)	0	(8)
EBITDA	405	349	942	(290)	0	1 406	(497)	909

(1)Mobile Access net sales of EUR 8 158 million, Fixed Access net sales of EUR 1 339 million, IP Routing net sales of EUR 2 076 million and Optical Networks net sales of EUR 1 197 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’18 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	12 129	1 775	1 077	768	(41)	15 708	(13)	15 695
Cost of sales	(8 008)	(959)	(19)	(643)	41	(9 588)	(422)	(10 010)
Gross profit	4 121	816	1 058	125	0	6 120	(436)	5 684
% of net sales	34.0%	46.0%	98.2%	16.3%		39.0%		36.2%
Research and development expenses	(2 305)	(369)	(107)	(218)	0	(2 998)	(456)	(3 455)
Selling, general and administrative expenses	(1 566)	(324)	(93)	(154)	0	(2 138)	(393)	(2 530)
Other income and expenses	8	(6)	(2)	76	0	76	(386)	(310)
Operating profit/(loss)	258	117	856	(171)	0	1 060	(1 671)	(611)
% of net sales	2.1%	6.6%	79.5%	(22.3)%		6.7%		(3.9)%
Depreciation and amortization	(284)	(49)	(15)	(33)	0	(382)	(706)	(1 088)
Share of results of associated companies and joint ventures	(6)	0	0	0	0	(6)	0	(6)
EBITDA	536	166	872	(138)	0	1 436	(965)	471

(1)Mobile Access net sales of EUR 7 801 million, Fixed Access net sales of EUR 1 438 million, IP Routing net sales of EUR 1 751 million and Optical Networks net sales of EUR 1 139 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES (unaudited)

Net sales by geographic area

EUR million	Q3’19	Q3’18	YoY change	Q1-Q3’19	Q1-Q3’18	YoY change
Asia-Pacific	1 198	1 050	14%	3 173	2 892	10%
Europe	1 614	1 520	6%	4 725	4 573	3%
Greater China	425	540	(21)%	1 374	1 543	(11)%
Latin America	341	323	6%	1 005	927	8%
Middle East & Africa	402	432	(7)%	1 257	1 310	(4)%
North America	1 705	1 594	7%	4 877	4 449	10%
Total	5 686	5 458	4%	16 412	15 695	5%

Net sales by customer type

EUR million	Q3’19	Q3’18	YoY change	Q1-Q3’19	Q1-Q3’18	YoY change
Communication service providers	4 780	4 632	3%	13 742	13 111	5%
Enterprise	333	256	30%	910	796	14%
Licensees	358	351	2%	1 112	1 052	6%
Other(1)	215	219	(2)%	648	736	(12)%
Total	5 686	5 458	4%	16 412	15 695	5%

(1)Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communications service providers and enterprise customers.

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

95% of Nokia’s defined benefit obligation and 97% of plan assets fair values were remeasured as of September 30, 2019. Nokia’s pension and post-retirement plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material.

Change in pension and post-retirement net asset/(liability) recognized

	September 30, 2019			September 30, 2018			December 31, 2018
EUR million	Pension benefits(1)	Post- retirement benefits	Total	Pension benefits(1)	Post-retirement benefits	Total	Pension benefits(1)	Post-retirement benefits	Total
Net asset/(liability) recognized at January 1	1 884	(1 987)	(103)	1 525	(1 986)	(461)	1 525	(1 986)	(461)
Current service cost	(114)	0	(114)	(130)	0	(130)	(162)	0	(162)
Net interest income/(expense)	52	(53)	(1)	37	(47)	(10)	48	(64)	(16)
Curtailment	(24)	(1)	(25)	(41)	0	(41)	(43)	0	(43)
Pension and healthcare plan amendments	1	168	169	0	0	0	(12)	0	(12)
Business combinations	0	0	0	0	0	0	(1)	0	(1)
Total expense recognized in the income statement	(85)	114	29	(134)	(47)	(181)	(170)	(64)	(234)
Actuarial (losses)/gain for the period	(127)	(199)	(326)	370	192	562	326	144	470
Change in asset ceiling, excluding amounts included in net interest (expense)	(180)	0	(180)	(100)	0	(100)	(82)	0	(82)
Total recognized in other comprehensive income	(307)	(199)	(506)	270	192	462	244	144	388
Exchange differences	139	(109)	30	97	(67)	30	118	(87)	31
Contributions and benefits paid	134	11	145	141	(6)	135	181	6	187
Other movements(2)	(2)	(9)	(11)	4	0	4	(14)	0	(14)
Net asset/(liability) recognized at the end of the period	1 763	(2 179)	(416)	1 903	(1 914)	(11)	1 884	(1 987)	(103)
of which:
- Defined benefit pension assets	4 475	0	4 475	4 233	0	4 233	4 224	0	4 224
- Defined benefit pension and post-retirement liabilities	(2 712)	(2 179)	(4 891)	(2 330)	(1 914)	(4 244)	(2 340)	(1 987)	(4 327)

(1) Includes pensions, retirement indemnities and other post-employment plans.

(2) Includes Section 420 transfers, medicare subsidies, and other transfers.

Weighted average discount rates	September 30, 2019	September 30, 2018	December 31, 2018
U.S. Pension	2.8	3.9	3.9
U.S. Post-retirement healthcare and other	2.6	3.8	3.7
U.S. Post-retirement group life	2.9	4.0	4.0
Euro - Pension(1)	0.6	1.5	1.5
U.K. - Pension	1.7	2.7	2.7

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Funded status	September 30, 2019	September 30, 2018	December 31, 2018
Defined benefit obligation	(26 795)	(24 021)	(23 955)
Fair value of plan assets	27 241	24 643	24 479
Funded status	446	622	524
Impact of the asset ceiling	(862)	(633)	(627)
Net liability recognized at end of period	(416)	(11)	(103)

6. DEFERRED TAXES (unaudited)

At September 30, 2019, Nokia had recognized deferred tax assets of EUR 5.4 billion. The deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the tax losses, tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.7 billion) and the United States (EUR 1.4 billion). Based on the recent years’ profitability in Finland and the United States, excluding certain integration costs in Finland related to the acquisition of Alcatel Lucent in 2016, and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future.

At September 30, 2019, Nokia had unrecognized deferred tax assets of approximately EUR 5 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At September 30, 2019, Nokia had deferred tax liabilities of EUR 0.3 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

7. NET CASH AND CURRENT FINANCIAL INVESTMENTS (unaudited)

EUR million	September 30, 2019	September 30, 2018	June 30, 2019	December 31, 2018
Current financial investments	103	813	95	612
Cash and cash equivalents	4 721	4 799	4 693	6 261
Total cash and current financial investments	4 824	5 612	4 788	6 873
Long-term interest-bearing liabilities(1)	4 063	2 766	3 949	2 826
Short-term interest-bearing liabilities(1)	417	967	337	994
Total interest-bearing liabilities	4 480	3 733	4 286	3 820
Net cash and current financial investments	344	1 879	502	3 053

(1)Lease liabilities are not included in interest-bearing liabilities.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2018. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts
EUR million		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
At September 30, 2019	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	0	0	761	0	0	0	761	761
Other non-current financial assets	194	0	111	7	0	90	0	402	388
Other current financial assets including derivatives	38	0	340	0	0	46	0	424	424
Trade receivables	0	0	0	0	0	4 538	0	4 538	4 538
Current financial investments	42	0	52	0	0	9	0	103	103
Cash and cash equivalents	3 739	0	982	0	0	0	0	4 721	4 721
Total financial assets	4 013	0	1 485	768	0	4 683	0	10 949	10 935
Long-term interest-bearing liabilities	4 063	0	0	0	0	0	0	4 063	4 143
Other long-term financial liabilities	0	0	0	23	0	0	0	23	23
Short-term interest-bearing liabilities	417	0	0	0	0	0	0	417	417
Other short-term financial liabilities including derivatives	0	0	193	686	0	0	0	879	879
Trade payables	3 860	0	0	0	0	0	0	3 860	3 860
Total financial liabilities	8 340	0	193	709	0	0	0	9 242	9 322

	Carrying amounts
EUR million		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
At December 31, 2018	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	8	0	682	0	0	0	690	690
Other non-current financial assets	188	0	94	6	0	85	0	373	357
Other current financial assets including derivatives	20	0	131	0	0	92	0	243	243
Trade receivables	0	0	0	0	0	4 856	0	4 856	4 856
Current financial investments	106	0	52	0	0	454	0	612	612
Cash and cash equivalents	4 531	0	1 730	0	0	0	0	6 261	6 261
Total financial assets	4 845	8	2 007	688	0	5 487	0	13 035	13 019
Long-term interest-bearing liabilities	2 826	0	0	0	0	0	0	2 826	2 818
Other long-term financial liabilities	0	0	0	14	0	0	0	14	14
Short-term interest-bearing liabilities	994	0	0	0	0	0	0	994	997
Other short-term financial liabilities including derivatives	0	0	198	693	0	0	0	891	891
Trade payables	4 773	0	0	0	0	0	0	4 773	4 773
Total financial liabilities	8 593	0	198	707	0	0	0	9 498	9 493

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at December 31, 2018	688	(707)
Net gains/(losses) in income statement	63	(1)
Additions	69	0
Deductions	(55)	1
Other movements	3	(2)
Balance at September 30, 2019	768	(709)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses.  The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 52 million (net loss of EUR 96 million in 2018) related to level 3 financial instruments held at September 30, 2019, was included in the profit and loss during 2019.

9. PROVISIONS (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2019	493	66	195	55	109	108	72	329	1 427
Translation differences	0	1	1	1	0	4	1	4	12
Reclassification(1)	(56)	0	0	0	0	0	0	(10)	(66)
Charged to income statement	378	(13)	51	(9)	9	2	25	34	477
Additional provisions	398	1	89	0	17	6	40	56	607
Changes in estimates	(20)	(14)	(38)	(9)	(8)	(4)	(15)	(22)	(130)
Utilized during period(2)	(291)	0	(75)	0	(22)	(4)	(20)	(49)	(461)
At September 30, 2019	524	54	172	47	96	110	78	306	1 387

(1)The reclass in restructuring provisions is based on adoption of IFRS 16.

(2)The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 30 million remained in accrued expenses as of September 30, 2019.

10. INTEREST-BEARING LIABILITIES (unaudited)

			Nominal		Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	(million)	Final maturity	September 30, 2019	September 30, 2018	December 31, 2018
Nokia Corporation	6.75% Senior Notes(1)	EUR	231	February 2019	0	234	232
Nokia Corporation	5.375% Senior Notes(2)	USD	581	May 2019	0	502	507
Nokia Corporation	1.00% Senior Notes	EUR	500	March 2021	499	499	499
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	458	411	423
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	772	743	750
Nokia Corporation	2.00% Senior Notes(3)	EUR	750	March 2026	766	0	0
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	473	397	415
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	68	64	65
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	190	180	182
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	548	432	455
Nokia Corporation	NIB R&D Loan(4)	EUR	250	May 2025	250	0	0
Nokia Corporation	Revolving Credit Facility(5)	EUR	1500	June 2024	0	0	0
Nokia Corporation	EIB R&D Loan Facility(6)	EUR	500		0	0	0
Nokia Corporation and various subsidiaries	Other liabilities				456	271	292
Total					4 480	3 733	3 820

(1)Nokia repaid its EUR 231 million 6.75% Senior Notes in February 2019.

(2)Nokia repaid its USD 581 million 5.375% Senior Notes in May 2019.

(3)Nokia issued EUR 750 million 2.00% Senior Notes due 2026 under its EUR 5 billion Euro Medium-Term Note Programme in March 2019.

(4)Nokia drew an amortizing loan from Nordic Investment Bank (NIB) in May 2019. The loan is repayable in three equal annual installments in 2023, 2024 and 2025.

(5)In June 2019, Nokia refinanced its EUR 1 579 million revolving credit facility maturing in June 2020 with EUR 1 500 million five-year revolving credit facility with two one-year extension options.

(6)The loan facility of EUR 500 million with the European Investment Bank (EIB) has not yet been disbursed and will have an average maturity of approximately five years after disbursement. The availability period of the loan facility ends in February 2020.

All borrowings presented above are senior unsecured and have no financial covenants.

11. COMMITMENTS AND CONTINGENCIES (unaudited)

EUR million	September 30, 2019	September 30, 2018	December 31, 2018
Contingent liabilities on behalf of Group companies(1)
Guarantees issued by financial institutions	1 723	1 610	1 570
Other guarantees	361	506	505
Contingent liabilities on behalf of other companies
Other guarantees	26	24	25
Financing commitments
Customer finance commitments	400	456	313
Financing commitments to associated companies	11	20	20
Venture fund commitments	271	336	314

(1)In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally, Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 052 million (EUR 1 045 million at September 30, 2018 and EUR 1 041 million at December 31, 2018). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

The amounts represent the maximum principal amount of commitments and contingencies.

12. NEW ACCOUNTING STANDARDS (unaudited)

IFRS 16 Leases

IFRS 16, Leases, (IFRS 16) was issued in January 2016 and sets out the requirements for the recognition, measurement, presentation and disclosure of leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for most leases, excluding short-term leases, in the consolidated statement of financial position.

Nokia adopted IFRS 16 on the effective date of January 1, 2019 using the cumulative catch-up transition method. In accordance with the IFRS 16 transition guidance, comparative information is not restated. Key judgments and estimates used under IFRS 16 primarily relate to the evaluation of lease terms and the use of discount rates.

Use of practical expedients

IFRS 16 allows for entities to elect a number of practical expedients to simplify the initial adoption of IFRS 16 as well as the ongoing application of IFRS 16.

Nokia elected to adopt the following practical expedients upon adoption of IFRS 16:

• Nokia applied IFRS 16 to contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease;

• Nokia adjusted the right-of-use assets by the amount of onerous lease contract provisions recognized in the consolidated statement of financial position in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets; and

• Nokia excluded initial direct costs related to the execution of lease contracts from the measurement of the right-of-use assets.

• Nokia applied hindsight to estimate the lease term for all lease contracts existing on the effective date of January 1, 2019.

Nokia elected to adopt the following practical expedients on an ongoing basis:

• Nokia will not separate non-lease components from lease components and will instead account for each lease component and associated non-lease component as a single lease component; and

• Nokia will not recognize any short-term leases on the consolidated statement of financial position where the lease term is 12 months or less at the lease commencement date. Instead, Nokia will recognize the lease payments associated with short-term leases as an expense recognized on a basis representative of the pattern of the lease’s benefit.

In accordance with the requirements of the previous accounting standard, IAS 17 Leases, Nokia disclosed non-cancellable operating lease commitments of EUR 1 099 million within Note 30 Commitments and contingencies of the 2018 annual report. As of January 1, 2019, Nokia recorded lease liabilities in accordance with IFRS 16 of EUR 1 092 million for leases which had previously been classified as operating leases under the requirements of IAS 17. These lease liabilities were measured at the present value of remaining lease payments, using a discount rate based on Nokia’s estimated incremental borrowing rate. As of January 1, 2019, the weighted average discount rate was 2.6%. The IFRS 16 lease liabilities were at a similar level to the IAS 17 non-cancellable operating lease commitments due to offsetting impacts from the following accounting policy changes related to the adoption of IFRS 16:

• IFRS 16 lease liabilities were higher than the IAS 17 non-cancellable operating lease commitments due to:

• Inclusion of IFRS 16 lease liabilities for onerous lease contracts whereas the IAS 17 disclosure excluded such lease commitments

• Inclusion of renewal option periods in the estimated lease term for certain IFRS 16 lease contracts whereas the IAS 17 disclosure included only lease commitments over the non-cancellable lease term

• Application of the practical expedient under IFRS 16 which allows for the inclusion of certain non-lease components in the determination of the IFRS 16 lease liabilities

• IFRS 16 lease liabilities were lower than the IAS 17 non-cancellable operating lease commitments due to:

• Exclusion of lease contracts from the determination of the IFRS 16 lease liabilities where the commencement date was subsequent to January 1, 2019

• Application of the practical expedient under IFRS 16 which allows for the exemption of short-term leases from lease accounting

• The effect from discounting the future lease payments in the determination of the present value of the IFRS 16 lease liabilities

IFRS 16 opening balance sheet impact

On adoption, all lease liabilities were recorded with an equal amount recorded for the related right-of-use assets. The right-of-use assets were then adjusted for onerous lease contract provisions and accrued lease payments recognized in the statement of financial position immediately before adoption and for sublease receivables recognized upon adoption. The following table depicts the opening balances recorded upon adoption of IFRS 16 on January 1, 2019:

EUR million	January 1, 2019
Right-of-use assets	993
Lease liabilities, long-term and short-term	1 092

The adoption of IFRS 16 slightly reduced operating loss in the first nine months of 2019 as the interest component on the lease payments is recognized as interest expense of EUR 19 million within financial income and expenses. In the consolidated statement of cash flows, cash flow from operating activities increased in the first nine months of 2019 as the principal component of lease payments of EUR 187 million was recorded within cash flow from financing activities. Nokia’s activities as a lessor are not material and hence Nokia does not expect any material impact on the consolidated financial statements related to such activities.

13. PERFORMANCE MEASURES (unaudited)

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures

Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Refer to note 2, “Non-IFRS to reported reconciliation”.

We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.

Constant currency measures

When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.

We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/One-time measures

Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.

We use recurring/one-time measures to improve comparability between financial periods.
Total cash and current financial investments	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments

Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Refer to note 7, “Net cash and current financial investments”.

Net cash and current financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia’s operating performance.
Adjusted profit/(loss) before changes in net working capital	Profit/(loss) for the period adjusted for the movements in non-cash items before changes in net working capital.	We use adjusted profit/(loss) before changes in net working capital to provide a structured presentation of cash flows.
Free cash flow

Net cash from operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets, and any mathematical analysis derived from such expectations and targets, regarding financial performance, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market; market developments, general economic conditions and structural change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout of software and other new products, including 5G; M) expectation regarding our customers’ future capital expenditure constraints; and N) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on October 24, 2019.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its fourth quarter and full year 2019 results on February 6, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2019	Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal